UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 15, 2011

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723 AND 333-167232) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit 99.1.	The results of Barclays PLC as of, and for the year ended, 31st December 2010.
Exhibit 99.2.	Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the year ended, 31st December 2010.
Exhibit 99.3.	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: February 15, 2011	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 15, 2011	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Joint Secretary

Exhibit 99.1

This document includes portions from the previously published results announcement of Barclays PLC and Barclays Bank PLC as of, and for the year ended 31st December, 2010, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and also includes the reconciliation to certain financial information prepared in accordance with International Financial Reporting Standards (“IFRS”). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the year ended 31st December, 2010. This document does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of this announcement.

Unless otherwise stated, the income statement analyses compare the twelve months to 31st December 2010 to the corresponding twelve months of 2009 and balance sheet comparisons relate to the corresponding position at 31st December 2009. Unless otherwise stated, all disclosed figures relate to continuing operations. See page 2 titled “Condensed Consolidated Financial Statements” for profit after tax for the years ended 31st December 2010 and 2009 which includes disclosure of profit from discontinued operations including gain on disposal.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 87 to 92.

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company’s auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors’ report to be included with the annual report and accounts. Barclays PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors’ report required to be included with the annual report and accounts for the year ended 31st December 2010.

The information in this announcement, which was approved by the Board of Directors on 14th February 2011, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. The 2010 Annual Review and Summary Financial Statements will be posted to shareholders together with the Group’s full Annual Report and Accounts for 2010 for those shareholders who request it.

Statutory accounts for the year ended 31st December 2010, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC’s website (www.sec.gov).

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, including capital requirements, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC – 2010 Results	i

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2010 Results	ii

Intentionally left blank

Barclays PLC – 2010 Results

Condensed Consolidated Financial Statements

Group Performance

Barclays delivered profit before tax of £6,065m in 2010, an increase of 32% (2009: £4,585m). Excluding movements on own credit of £391m gain (2009: £1,820m loss), gains on debt buy-backs of £nil (2009: £1,249m) and gains on acquisitions and disposals of £210m (2009: £214m), Group profit before tax increased 11% to £5,464m (2009: £4,942m).

Income increased 8% to £31,440m (2009: £29,123m). Barclays Capital reported a 17% increase in total income to £13,600m (2009: £11,625m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £124m (2009: £4,417m) and a gain relating to own credit of £391m (2009: loss of £1,820m). Top-line income1 at Barclays Capital, which excludes these items, declined 25% to £13,333m relative to the exceptionally strong levels seen in 2009. Overall activity levels improved towards the end of the year, with top-line income in the fourth quarter of 2010 increasing 20% on the third quarter to £3,380m. Global Retail Banking income increased 1% to £10,507m, with good growth in UK Retail Banking and Barclays Africa, with income flat in Barclaycard, and a decline in Western Europe Retail Banking. Income was up 14% in Absa. Barclays Corporate reported a decrease in income of 7% and income was up 18% in Barclays Wealth.

Impairment charges and other credit provisions improved 30% to £5,672m (2009: £8,071m). This was after an increase of £630m in impairment on the Spanish loan book in Barclays Corporate – Continental Europe and impairment of £532m relating to the Protium loan. All other businesses reported improvements in impairment charges. Overall impairment charges as a proportion of Group loans and advances as at 31st December 2010 was 118bps, compared to 156bps for 2009.

As a result, net income for the Group after impairment charges increased 22% to £25,768m (2009: £21,052m).

Operating expenses increased £3,256m to £19,971m, a 19% rise compared to the 22% growth in net income. Costs at Barclays Capital increased £1,703m, largely reflecting investment in the business across sales, origination, trading and research functions, investment in technology and infrastructure and increased charges relating to prior year deferrals. Across the Group, restructuring charges totalled £330m (2009: £87m) particularly in Barclays Corporate (£119m) and Barclays Capital (£90m) focusing on delivering future cost and business efficiencies. Goodwill of £243m was written off in Barclays Corporate – New Markets to reflect impairment to the carrying value of Barclays Bank Russia business as our activities there are refocused. As a result, the Group’s cost: income ratio increased to 64% (2009: 57%). The cost: net income ratio improved from 79% to 78%, reflecting the reduced impairment charges compared with 2009.

Staff costs increased 20% to £11.9bn (2009: £9.9bn), of which performance costs amounted to £3.5bn (2009: £2.8bn). Within this total, 2010 charges relating to prior year deferrals increased by £0.7bn relative to 2009. The Group 2010 performance awards (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 7% on 2009 at £3.4bn. Within this, the Barclays Capital 2010 performance awards were down 12% at £2.6bn, compared to an increase in headcount of 7%.

Outlook

We have had a good start to 2011, benefitting from higher volumes. Group income and profit before tax in January were ahead of 2010 average monthly run rates.

The Group is embarking on a programme to reduce its underlying cost base, with a view to ensuring that costs increase at a rate slower than income. We continue to see good impairment trends across the Group and are cautiously optimistic that we will see a further improvement in 2011, albeit at a lower rate than in 2010.

Our balance sheet in 2011 will be impacted by the implementation of new regulatory requirements for market risk which we currently expect to add around £50bn to our total risk weighted assets and have a corresponding impact on our capital ratios. We will continue to manage balance sheet growth cautiously, whilst ensuring that the lending capacity we have committed to put in place in the UK is available. We will also maintain a conservative but progressive dividend policy pending further clarity regarding the final capital, liquidity and other prudential requirements that may be made of us by our regulators.

1

Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods. Credit market losses in income at Barclays Capital for the year ended 31st December 2010 amounted to £124m (2009: £4,417m), and own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m). Total income at Barclays Capital for the year ended 31st December 2010 was £13,600m (2009: £11,625m). For a reconciliation of Top-line income to total income for the third and fourth quarter of 2010 and 2009 see page 7.

Barclays PLC – 2010 Results	1

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement

Continuing Operations	Notes[1]	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	1	12,523	11,918
Net fee and commission income	2	8,871	8,418
Net trading income	3	8,078	7,001
Net investment income	4	1,477	56
Net premiums from insurance contracts		1,137	1,172
Gains on debt buy-backs and extinguishments		-	1,249
Other income		118	140
Total income		32,204	29,954

Net claims and benefits incurred on insurance contracts		(764)	(831)
Total income net of insurance claims		31,440	29,123
Impairment charges and other credit provisions[2]		(5,672)	(8,071)
Net income		25,768	21,052

Staff costs	5	(11,916)	(9,948)
Administration and general expenses	5	(6,585)	(5,560)
Depreciation of property, plant and equipment		(790)	(759)
Amortisation of intangible assets		(437)	(447)
Goodwill impairment	5	(243)	(1)
Operating expenses		(19,971)	(16,715)

Share of post-tax results of associates and joint ventures		58	34
Profit on disposal of subsidiaries, associates and joint ventures	6	81	188
Gains on acquisitions	7	129	26
Profit before tax from continuing operations		6,065	4,585
Tax on continuing operations	8	(1,516)	(1,074)
Profit after tax from continuing operations		4,549	3,511
Profit after tax from discontinued operations including gain on disposal		-	6,777
Profit after tax		4,549	10,288

Profit Attributable to Equity Holders of the Parent from:
Continuing operations		3,564	2,628
Discontinued operations including gain on disposal		-	6,765
Total		3,564	9,393
Profit attributable to non-controlling interest	9	985	895

Earnings per Share from Continuing Operations
Basic earnings per ordinary share	10	30.4p	24.1p
Diluted earnings per ordinary share	10	28.5p	22.7p

1	For notes see pages 67 to 84.

2	For further analysis see page 38.

Barclays PLC – 2010 Results	2

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

	Notes[1]	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Profit after tax		4,549	10,288

Other Comprehensive Income
Continuing operations
Currency translation differences	18	1,184	(863)
Available for sale financial assets	18	(1,236)	1,059
Cash flow hedges	18	(44)	100
Other		59	218
Other comprehensive income for the year, net of tax, from continuing operations		(37)	514
Other comprehensive income for the year, net of tax, from discontinued operations		-	(58)
Total comprehensive income for the year		4,512	10,744

Attributable to:
Equity holders of the parent		2,975	9,556
Non-controlling interests		1,537	1,188
Total comprehensive income for the year		4,512	10,744

1	For notes, see pages 67 to 84.

Barclays PLC – 2010 Results	3

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet

Assets	Notes[1]	As at 31.12.10 £m	As at 31.12.09 £m
Cash and balances at central banks		97,630	81,483
Items in the course of collection from other banks		1,384	1,593
Trading portfolio assets		168,867	151,344
Financial assets designated at fair value		41,485	42,568
Derivative financial instruments	12	420,319	416,815
Loans and advances to banks[2]		37,799	41,135
Loans and advances to customers[2]		427,942	420,224
Reverse repurchase agreements and other similar secured lending		205,772	143,431
Available for sale financial investments		65,110	56,483
Current and deferred tax assets	8	2,713	2,652
Prepayments, accrued income and other assets		5,269	6,358
Investments in associates and joint ventures		518	422
Goodwill and intangible assets		8,697	8,795
Property, plant and equipment		6,140	5,626
Total assets		1,489,645	1,378,929

Liabilities
Deposits from banks		77,975	76,446
Items in the course of collection due to other banks		1,321	1,466
Customer accounts		345,788	322,429
Repurchase agreements and other similar secured borrowing		225,534	198,781
Trading portfolio liabilities		72,693	51,252
Financial liabilities designated at fair value		97,729	87,881
Derivative financial instruments	12	405,516	403,416
Debt securities in issue		156,623	135,902
Accruals, deferred income and other liabilities		13,233	14,241
Current and deferred tax liabilities	8	1,160	1,462
Subordinated liabilities		28,499	25,816
Provisions	15	947	590
Retirement benefit liabilities	16	365	769
Total liabilities		1,427,383	1,320,451

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		50,858	47,277
Non-controlling interests	9	11,404	11,201
Total shareholders’ equity		62,262	58,478

Total liabilities and shareholders’ equity		1,489,645	1,378,929

1	For notes, see pages 67 to 84

2	For further analysis, see page 35.

Barclays PLC – 2010 Results	4

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

Year Ended 31.12.10	Called up Share Capital and Share Premium[1]	Other Reserves[2]	Retained Earnings	Total	Non- controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1st January 2010	10,804	2,628	33,845	47,277	11,201	58,478
Profit after tax	-	-	3,564	3,564	985	4,549
Other comprehensive income net of tax:
Currency translation movements	-	742	-	742	442	1,184
Available for sale investments	-	(1,245)	-	(1,245)	9	(1,236)
Cash flow hedges	-	(100)	-	(100)	56	(44)
Other	-	-	14	14	45	59
Total comprehensive income for the year	-	(603)	3,578	2,975	1,537	4,512
Issue of new ordinary shares	1,500	-	-	1,500	-	1,500
Issue of shares under employee share schemes	35	-	830	865	-	865
Net purchase of treasury shares	-	(989)	-	(989)	-	(989)
Vesting of treasury shares	-	718	(718)	-	-	-
Dividends paid	-	-	(531)	(531)	(803)	(1,334)
Net decrease in non-controlling interests arising on redemption of Reserve Capital Instruments	-	-	-	-	(487)	(487)
Other reserve movements	-	-	(239)	(239)	(44)	(283)
Balance at 31st December 2010	12,339	1,754	36,765	50,858	11,404	62,262

Year Ended 31.12.09
Balance at 1st January 2009	6,138	6,272	24,208	36,618	10,793	47,411
Profit after tax	-	-	9,393	9,393	895	10,288
Other comprehensive income net of tax from continuing operations:
Currency translation movements	-	(1,140)	-	(1,140)	277	(863)
Available for sale investments	-	1,071	-	1,071	(12)	1,059
Cash flow hedges	-	119	-	119	(19)	100
Other	-	-	171	171	47	218
Other comprehensive income net of tax from discontinued operations	-	(75)	17	(58)	-	(58)
Total comprehensive income for the year	-	(25)	9,581	9,556	1,188	10,744
Issue of new ordinary shares	749	-	-	749	-	749
Issue of shares under employee share schemes	35	-	298	333	-	333
Net purchase of treasury shares	-	(47)	-	(47)	-	(47)
Vesting of treasury shares	-	80	(80)	-	-	-
Dividends paid	-	-	(113)	(113)	(767)	(880)
Net decrease in non-controlling interests arising on redemption of Reserve Capital Instruments	-	-	-	-	(82)	(82)
Conversion of mandatory convertible notes	3,882	(3,652)	(230)	-	-	-
Other reserve movements	-	-	181	181	69	250
Balance at 31st December 2009	10,804	2,628	33,845	47,277	11,201	58,478

1	Details of share capital are shown on page 79.

2	Details of other reserves comprehensive income for the year are shown on page 80.

Barclays PLC – 2010 Results	5

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement

Continuing Operations	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Profit before tax	6,065	4,585
Adjustment for non-cash items	971	13,637
Changes in operating assets and liabilities	13,108	24,799
Corporate income tax paid	(1,458)	(1,177)
Net cash from operating activities	18,686	41,844
Net cash from investing activities	(5,627)	11,888
Net cash from financing activities	159	(661)
Net cash from discontinued operations	-	(376)
Effect of exchange rates on cash and cash equivalents	3,842	(2,864)
Net increase in cash and cash equivalents	17,060	49,831
Cash and cash equivalents at beginning of year	114,340	64,509
Cash and cash equivalents at end of year	131,400	114,340

Barclays PLC – 2010 Results	6

Group Results Summary

Set out below is a summary of the Group’s and Barclays Capital’s results by quarter from 1st January 2009:

Group Results	Q410 £m	Q310 £m	Q210 £m	Q110 £m	Q409 £m	Q309 £m	Q209 £m	Q109 £m
Top-line income[1]	7,965	7,413	7,678	8,117	7,453	8,189	10,419	9,299
Credit market income/(losses)	116	(175)	(115)	50	(166)	(744)	(1,648)	(1,859)
Total income net of insurance claims (ex own credit)[2]	8,081	7,238	7,563	8,167	7,287	7,445	8,771	7,440
Impairment charges and other credit provisions	(1,374)	(1,218)	(1,572)	(1,508)	(1,857)	(1,658)	(2,247)	(2,309)
Net income (ex own credit)[2]	6,707	6,020	5,991	6,659	5,430	5,787	6,524	5,131

Operating expenses	(5,495)	(4,756)	(4,868)	(4,852)	(4,482)	(4,182)	(3,888)	(4,163)
Share of post tax results of associates & JVs	16	9	18	15	16	5	24	(11)
Gains on acquisitions and disposals	76	1	33	100	36	157	18	3
Profit before tax (ex own credit)[2]	1,304	1,274	1,174	1,922	1,000	1,767	2,678	960

Own credit gain/(charge)	487	(947)	953	(102)	(522)	(405)	(1,172)	279
Total income net of insurance claims	8,568	6,291	8,516	8,065	6,765	7,040	7,599	7,719
Net income	7,194	5,073	6,944	6,557	4,908	5,382	5,352	5,410
Profit before tax	1,791	327	2,127	1,820	478	1,362	1,506	1,239
Basic earnings per share	9.1p	0.4p	11.6p	9.3p	1.1p	6.6p	9.5p	6.9p
Barclays Capital Results	Q410	Q310	Q210	Q110	Q409	Q309	Q209	Q109
Fixed Income, Currency and Commodities	1,915	1,948	2,253	2,695	2,711	2,714	3,883	4,344
Equities and Prime Services	625	359	563	493	334	545	748	538
Investment Banking	725	501	461	556	643	459	751	335
Principal Investments	115	19	4	101	(46)	13	(107)	(3)
Top-line income[1]	3,380	2,827	3,281	3,845	3,642	3,731	5,275	5,214
Credit market income/(losses)	116	(175)	(115)	50	(166)	(744)	(1,648)	(1,859)
Total income (ex own credit)[2]	3,496	2,652	3,166	3,895	3,476	2,987	3,627	3,355
Impairment charges and other credit provisions	(222)	(12)	(41)	(268)	(371)	(346)	(806)	(1,068)
Net income (ex own credit)[2]	3,274	2,640	3,125	3,627	3,105	2,641	2,821	2,287
Operating expenses	(2,201)	(1,881)	(2,154)	(2,059)	(1,552)	(1,864)	(1,529)	(1,647)
Share of post tax results of associates & JVs	2	6	7	3	17	(3)	20	(12)
Profit before tax (ex own credit)[2]	1,075	765	978	1,571	1,570	774	1,312	628

Own credit gain/(charge)	487	(947)	953	(102)	(522)	(405)	(1,172)	279
Total income	3,983	1,705	4,119	3,793	2,954	2,582	2,455	3,634
Net income	3,761	1,693	4,078	3,525	2,583	2,236	1,649	2,566
Profit before tax	1,562	(182)	1,931	1,469	1,048	369	140	907

1

Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods.

2

Total income net of insurance claims (excl own credit), Net income (excl own credit) and Profit before tax (excl own credit) with respect to the Group’s results as well as Total income (excl own credit), Net income (excl own credit) and Profit before tax (excl own credit) with respect to Barclays Capital’s results are non-IFRS measures because they exclude own credit (charge)/gain from the respective IFRS line items. In each case, these non-IFRS measures have been presented as they provide for a consistent basis for comparing the business’ performance between financial periods.

Barclays PLC – 2010 Results	7

Results by Business

UK Retail Banking
Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	3,165	2,842
Net fee and commission income	1,255	1,299
Net trading loss	(2)	-
Net premiums from insurance contracts	130	198
Other income	1	5
Total income	4,549	4,344
Net claims and benefits incurred under insurance contracts	(31)	(68)
Total income net of insurance claims	4,518	4,276
Impairment charges and other credit provisions	(819)	(1,031)
Net income	3,699	3,245

Operating expenses excluding amortisation of intangible assets	(2,779)	(2,496)
Amortisation of intangible assets	(30)	(42)
Operating expenses	(2,809)	(2,538)

Share of post-tax results of associates and joint ventures	(1)	3
Gains on acquisition	100	-
Profit before tax	989	710

Balance Sheet Information
Loans and advances to customers at amortised cost[1]	£115.6bn	£103.0bn
Customer accounts[1]	£108.4bn	£96.8bn
Total assets	£121.6bn	£109.3bn
Risk weighted assets	£35.3bn	£35.9bn

Performance Measures
Loan loss rate (bps)	70	98
3 month arrears rates - UK loans	2.6%	3.8%
Cost: income ratio	62%	59%
Cost: net income ratio	76%	78%

1	In 2010 the acquisition of Standard Life Bank contributed £5.9bn loans and advances and £5.2bn customer accounts.

Barclays PLC – 2010 Results	8

Results by Business

UK Retail Banking

UK Retail Banking profit before tax increased 39% to £989m (2009: £710m), driven by good income growth and lower impairment charges, more than offsetting an increase in operating expenses. The 2010 results also reflected a gain of £100m on the acquisition of Standard Life Bank.

Income increased 6% to £4,518m (2009: £4,276m) reflecting strong balance sheet growth.

Net interest income increased 11% to £3,165m (2009: £2,842m) reflecting business growth. The net interest margin for UK Retail Banking remained stable. Total average customer deposit balances increased 12% to £104.5bn (2009: £93.6bn), reflecting good growth in personal customer balances and the impact of Standard Life Bank. The liability margin increased reflecting the impact of the revised internal funds pricing mechanism. Total customer account balances increased to £108.4bn (2009: £96.8bn).

Total average customer asset balances increased 11% to £113.7bn (2009: £102.0bn), reflecting good growth in Home Finance mortgage balances and the acquisition of Standard Life Bank. The average asset margin decreased reflecting the impact of the revised internal funds pricing mechanism. Total loans and advances to customers increased to £115.6bn (2009: £103.0bn).

Average mortgage balances grew 16%, reflecting strongly positive net lending and the acquisition of Standard Life Bank. As at 31st December 2010 mortgage balances were £101.2bn (2009: £87.9bn), a share by value of 8% (2009: 7%). Gross new mortgage lending increased to £16.9bn (2009: £14.2bn), a share by value of 13% (2009: 10%). Mortgage redemptions increased to £11.0bn (2009: £8.5bn), resulting in net new mortgage lending of £5.9bn (2009: £5.7bn). The average loan to value ratio of the mortgage portfolio (including buy to let) on a current valuation basis was 43% (2009: 43%). The average loan to value ratio of new mortgage lending was 52% (2009: 48%).

Barclays Business had good income growth driven by an increase in net interest income with customer numbers increasing to 760,000 (2009: 742,000).

Net fee and commission income decreased 3% to £1,255m (2009: £1,299m) reflecting reduced income from Current Accounts and Barclays Financial Planning.

Total impairment charges represented 70bps (2009: 98bps) of total gross loans and advances to customers and banks. This translates to a reduction in impairment charges of 21% to £819m (2009: £1,031m), reflecting focused risk management and improved economic conditions. Impairment charges within Consumer Lending and Current Accounts decreased 29% to £418m (2009: £592m), and 27% to £134m (2009: £183m) respectively. Home Finance impairment charges remained low at £29m (2009: £26m). As a percentage of the portfolio, three month arrears rates for the UK loans improved to 2.6% (2009: 3.8%).

Operating expenses increased 11% to £2,809m (2009: £2,538m), reflecting higher pension costs, increased regulatory-related costs and the impact of the acquisition of Standard Life Bank. Excluding these items operating expenses were in line with prior year.

Total assets increased 11% to £121.6bn (2009: £109.3bn) driven by growth in Home Finance. Risk weighted assets remained broadly flat at £35.3bn (2009: £35.9bn) with growth in Home Finance offset by a decline in Consumer Lending balances and improvements in operational risk weighted assets.

Barclays PLC – 2010 Results	9

Results by Business

Barclaycard

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	2,814	2,723
Net fee and commission income	1,136	1,271
Net trading loss	(8)	(1)
Net investment income	39	23
Net premiums from insurance contracts	50	44
Other income	1	1
Total income	4,032	4,061
Net claims and benefits incurred under insurance contracts	(8)	(20)
Total income net of insurance claims	4,024	4,041
Impairment charges and other credit provisions	(1,688)	(1,798)
Net income	2,336	2,243

Operating expenses excluding amortisation of intangible assets	(1,481)	(1,445)
Amortisation of intangible assets	(89)	(82)
Operating expenses	(1,570)	(1,527)

Share of post-tax results of associates and joint ventures	25	8
Profit on disposal of subsidiaries, associates and joint ventures	-	3
Profit before tax	791	727

Balance Sheet Information
Loans and advances to customers at amortised cost	£26.6bn	£26.5bn
Total assets	£30.3bn	£30.3bn
Risk weighted assets	£31.9bn	£30.6bn

Performance Measures
Loan loss rate (bps)	570	604
1 month arrears rates - UK cards	3.4%	4.2%
1 month arrears rates - US cards	4.6%	6.1%
1 month arrears rates - Absa cards	4.9%	6.7%
Cost: income ratio	39%	38%
Cost: net income ratio	67%	68%

Barclays PLC – 2010 Results	10

Results by Business

Barclaycard

Barclaycard profit before tax increased 9% to £791m (2009: £727m).

Barclaycard’s international businesses reported strong growth in profit before tax, particularly in Absa Card and the US. Absa Card increased 85% to £176m (2009: £95m) primarily through lower underlying impairment. The US business was profitable following adoption of the requirements of the Credit Card Accountability, Responsibility and Disclosure Act in the US (US Credit Card Act).

Income was £4,024m (2009: £4,041m) with the impact of the US Credit Card Act broadly offset by balanced growth across the business. Over 20% of income was generated from products other than consumer credit cards. Barclaycard’s UK businesses reported income at £2,453m (2009: £2,493m) reflecting the continued run-off of the FirstPlus secured lending portfolio and lower insurance-related income. International income increased 1% to £1,571m (2009: £1,548m) despite the impact of the US Credit Card Act.

Net interest income increased 3% to £2,814m (2009: £2,723m) reflecting growth in UK consumer card extended credit balances, up 4% to £8.8bn (2009: £8.5bn), and the appreciation of the average value of the Rand against Sterling, partially offset by lower net interest income due to the impact of the US Credit Card Act and the continued run-off of the FirstPlus portfolio. Both the asset margin and the net interest margin improved during the year.

Net fee and commission income decreased 11% to £1,136m (2009: £1,271m) primarily due to the impact of the US Credit Card Act.

Investment income of £39m included a gain of £38m from the sale of Visa shares and MasterCard shares (2009: £20m).

Impairment charges reduced 6% to £1,688m (2009: £1,798m) reflecting focused risk management and improving economic conditions. As a result, loan loss rates improved to 570bps (2009: 604bps). In addition the 30 day delinquency rates for consumer card portfolios in the UK of 3.4% (2009: 4.2%), in the US of 4.6% (2009: 6.1%) and in Absa of 4.9% (2009: 6.7%) all reduced compared to 2009.

Operating expenses increased 3% to £1,570m (2009: £1,527m). Excluding increased pension costs and the appreciation of the average value of the Rand against Sterling, operating expenses decreased compared to the prior year.

Total assets were flat at £30.3bn (2009: £30.3bn) reflecting the appreciation of the US Dollar and the Rand against Sterling offset by the continued run-off of the First Plus portfolio.

Risk weighted assets increased 4% to £31.9bn (2009: £30.6bn), reflecting securitisation redemptions and the appreciation of the US Dollar and the Rand against Sterling.

Barclays PLC – 2010 Results	11

Results by Business

Western Europe Retail Banking

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	679	868
Net fee and commission income	421	352
Net trading income	20	14
Net investment income	67	118
Net premiums from insurance contracts	479	544
Other income/(loss)	9	(6)
Total income	1,675	1,890
Net claims and benefits incurred under insurance contracts	(511)	(572)
Total income net of insurance claims	1,164	1,318
Impairment charges and other credit provisions	(314)	(338)
Net income	850	980

Operating expenses excluding amortisation of intangible assets	(1,001)	(865)
Amortisation of intangible assets	(32)	(22)
Operating expenses	(1,033)	(887)

Share of post-tax results of associates and joint ventures	15	4
Profit on disposal of subsidiaries, associates and joint ventures	-	157
Gains on acquisition	29	26
(Loss)/profit before tax	(139)	280

Balance Sheet Information
Loans and advances to customers at amortised cost	£43.4bn	£41.1bn
Customer accounts	£18.9bn	£17.6bn
Total assets	£53.6bn	£51.0bn
Risk weighted assets	£17.3bn	£16.8bn

Performance Measures
Loan loss rate (bps)	71	80
Cost: income ratio	89%	67%
Cost: net income ratio	122%	91%

Barclays PLC – 2010 Results	12

Results by Business

Western Europe Retail Banking

Western Europe Retail Banking incurred a loss before tax of £139m (2009: profit of £280m). The deterioration in performance was largely driven by the challenging economic environment and continued investment in the franchise. In addition, the 2009 result benefited notably from a £157m gain on the sale of 50% of Barclays Iberian life insurance and pensions business.

Income fell 12% to £1,164m (2009: £1,318m), due to lower net interest income and the 3% decline in the average value of the Euro against Sterling, partially offset by higher net fee and commission income.

Net interest income fell 22% to £679m (2009: £868m), mainly reflecting a decline in treasury interest income and continued underlying liability margin compression due to the highly competitive market, partially offset by the benefit from growth in credit cards, resulting in a reduction in the net interest margin.

Net fee and commission income increased 20% to £421m (2009: £352m). The growth reflects the investment in the network in previous years and the growth in the credit card business.

Net premiums from insurance contracts decreased 12% to £479m (2009: £544m) and net claims and benefits fell correspondingly 11% to £511m (2009: £572m).

Despite the challenging economic conditions, impairment charges improved 7% to £314m (2009: £338m) reflecting focused credit risk management. Delinquency trends improved with the overall 30 day delinquency rate falling to 1.8% (2009: 2.1%).

Operating expenses increased 16% to £1,033m (2009: £887m) due to investment in developing the franchise, in Portugal and Italy in particular, with a net increase of 101 distribution points in 2010, and costs associated with the expansion of the credit card businesses in these countries.

The £29m gain on acquisition was generated on the purchase of Citigroup’s Italian card business in March 2010. This resulted in the addition of approximately 200,000 customers and loans and advances to customers of £0.2bn. The £26m gain in 2009 arose on the acquisition of Citigroup’s Portuguese card business.

Loans and advances to customers increased 6% to £43.4bn (2009: £41.1bn) and customer accounts increased 7% to £18.9bn (2009: £17.6bn) due to continued growth in the businesses more than offsetting the negative impact of the value of the Euro against Sterling. Risk weighted assets increased 3% to £17.3bn (2009: £16.8bn) in line with the growth in loans and advances to customers.

Customer numbers increased 13% to 2.7 million (2009: 2.4 million) reflecting the growth in the underlying business and the benefit of the purchase of Citigroup’s Italian cards business.

Barclays PLC – 2010 Results	13

Results by Business

Barclays Africa

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	533	498
Net fee and commission income	195	178
Net trading income	67	54
Net investment (loss)/income	(1)	7
Other income	7	2
Total income	801	739
Impairment charges and other credit provisions	(82)	(121)
Net income	719	618

Operating expenses excluding amortisation of intangible assets	(600)	(533)
Amortisation of intangible assets	(8)	(5)
Operating expenses	(608)	(538)

Profit on disposal of subsidiaries, associates and joint ventures	77	24
Profit before tax	188	104

Balance Sheet Information
Loans and advances to customers at amortised cost	£3.6bn	£3.9bn
Customer accounts	£7.0bn	£6.4bn
Total assets	£7.9bn	£7.9bn
Risk weighted assets	£8.0bn	£7.6bn

Performance Measures
Loan loss rate (bps)	186	252
Cost: income ratio	76%	73%
Cost: net income ratio	85%	87%

Barclays PLC – 2010 Results	14

Results by Business

Barclays Africa

Barclays Africa profit before tax increased 81% to £188m (2009: £104m). 2010 included a one-off gain of £77m from the sale of the custody business to Standard Chartered Bank which was partially offset by £40m of restructuring costs. Prior year results included a one-off gain of £24m from the sale of shares in Barclays Bank of Botswana Limited. Excluding these one-off items, profit before tax increased 89% to £151m (2009: £80m).

Income increased 8% to £801m (2009: £739m) as a result of improvement across major income categories.

Net interest income increased 7% to £533m (2009: £498m) with an increase in the net interest margin. The asset margin improved primarily driven by a reduction in funding costs and changes in business mix. The liability margin decreased due to margin compression.

Net fee and commission income increased 10% to £195m (2009: £178m) primarily driven by growth in retail fee income.

Net trading income increased 24% to £67m (2009: £54m) driven by treasury securities sales in Ghana, Kenya and Zambia.

Impairment charges decreased 32% to £82m (2009: £121m) with impairment charges on the retail portfolio decreasing 39% to £54m (2009: £88m) as a result of a better economic environment and improved collections. The retail portfolio 30 day delinquency rate decreased to 2.2% (2009: 2.7%).

Operating expenses increased 13% to £608m (2009: £538m) reflecting £40m of restructuring costs to facilitate the consolidation of operations and infrastructure, and an increase in staff-related costs.

Customer deposits increased 9% to £7.0bn (2009: £6.4bn). Total assets remained flat at £7.9bn (2009: £7.9bn) and risk weighted assets increased 5% to £8.0bn (2009: £7.6bn) reflecting changes in the business mix.

Barclays PLC – 2010 Results	15

Results by Business

Absa

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	1,500	1,300
Net fee and commission income	1,123	943
Net trading loss	(14)	(5)
Net investment income	59	128
Net premiums from insurance contracts	399	294
Other income	47	64
Total income	3,114	2,724
Net claims and benefits incurred under insurance contracts	(215)	(171)
Total income net of insurance claims	2,899	2,553
Impairment charges and other credit provisions	(480)	(567)
Net income	2,419	1,986

Operating expenses excluding amortisation of intangible assets	(1,753)	(1,400)
Amortisation of intangible assets	(57)	(51)
Operating expenses	(1,810)	(1,451)

Share of post-tax results of associates and joint ventures	3	(4)
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	4	(3)
Profit before tax	616	528

Balance Sheet Information
Loans and advances to customers at amortised cost	£41.8bn	£36.4bn
Customer accounts	£24.3bn	£19.7bn
Total assets	£52.4bn	£45.8bn
Risk weighted assets	£30.4bn	£21.4bn

Performance Measures
Loan loss rate (bps)	112	152
Cost: income ratio	62%	57%
Cost: net income ratio	75%	73%

Barclays PLC – 2010 Results	16

Results by Business

Absa

Absa profit before tax increased 17% to £616m (2009: £528m) mainly as a result of the 16% appreciation in the average value of the Rand against Sterling. In Rand terms, income declined 1% with 10% cost growth, offset by 26% lower impairments.

Income increased 14% to £2,899m (2009: £2,553m) primarily reflecting the impact of exchange rate movements.

Net interest income improved 15% to £1,500m (2009: £1,300m) reflecting the appreciation in the average value of the Rand against Sterling.

Average customer assets increased 15% to £37.4bn (2009: £32.5bn) driven by the appreciation of the Rand. In Rand terms, retail loans and commercial mortgages remained stable as personal loans increased while cheque, instalment finance and commercial property finance balances showed a decline as a result of a slower take up of new loans by customers. The asset margin increased as a result of the pricing of new loans and a change in the product mix as higher margin products grew faster than low margin products. Average customer liabilities increased 21% to £21.1bn (2009: £17.4bn), primarily driven by the appreciation of the Rand. In Rand terms, retail and commercial deposits increased by 4.1% and 7.4% respectively. The liability margin decreased as a result of significant competition for deposits. Absa’s hedging programme partly offset the impact of lower interest rates.

Net fee and commission income increased 19% to £1,123m (2009: £943m), mainly reflecting the impact of exchange rate movements and volume growth.

Net investment income decreased to £59m (2009: £128m) reflecting prior year gains of £17m from the sale of shares in MasterCard and an adverse impact of the mark-to-market adjustment on Visa of £12m (2009: gain of £19m).

Net premiums from insurance contracts increased 36% to £399m (2009: £294m) reflecting good growth in new business in life and short-term insurance in addition to the impact of exchange rate movements.

Other income decreased to £47m (2009: £64m) reflecting lower profits on the sale of repossessed properties and lower mark-to-market adjustments on investment property portfolios.

Impairment charges decreased by 15% to £480m (2009: £567m) mainly as a result of the 26% lower impairments in Rand terms, particularly in retail, due to an improving economy.

Operating expenses increased 25% to £1,810m (2009: £1,451m) due to exchange rate movements and continued investment in growth initiatives, partially offset by a one-off credit of £54m relating to the Group’s recognition of a pension fund surplus. The cost: income ratio deteriorated to 62% from 57%.

Total assets increased 14% to £52.4bn (2009: £45.8bn) mostly due to the impact of exchange rate movements. Risk weighted assets increased 42% to £30.4bn (2009: £21.4bn), due to the impact of exchange rate movements, enhancements to the retail model and wholesale credit remediation plan.

Barclays PLC – 2010 Results	17

Results by Business

Barclays Capital

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	1,121	1,598
Net fee and commission income	3,347	3,001
Net trading income	8,377	7,185
Net investment income/(loss)	752	(164)
Other income	3	5
Total income	13,600	11,625
Impairment charges and other credit provisions	(543)	(2,591)
Net income	13,057	9,034

Operating expenses excluding amortisation of intangible assets	(8,151)	(6,406)
Amortisation of intangible assets	(144)	(186)
Operating expenses	(8,295)	(6,592)

Share of post-tax results of associates and joint ventures	18	22
Profit before tax	4,780	2,464
Profit before tax (excluding own credit)	4,389	4,284

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£149.7bn	£162.6bn
Total assets	£1,094.8bn	£1,019.1bn
Risk weighted assets	£191.3bn	£181.1bn
Liquidity pool	£154bn	£127bn

Performance Measures
Loan loss rate (bps)	42	115
Cost: income ratio	61%	57%
Cost: net income ratio	64%	73%
Cost: net income ratio (excluding own credit) [1]	65%	61%
Compensation: income ratio	42%	38%
Compensation: income ratio (excluding own credit) [1]	43%	33%

Other Financial Measures
Average DVaR (95%)	£53m	£77m

1

Cost: net income ratio (excluding own credit) and Compensation: income ratio (excluding own credit) are non-IFRS measures as they exclude Own Credit. Own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m).

Barclays PLC – 2010 Results	18

Results by Business

Barclays Capital

Barclays Capital profit before tax increased to £4,780m (2009: £2,464m). Excluding an own credit gain of £391m (2009: loss of £1,820m), profit before tax increased 2% to £4,389m (2009: £4,284m). Top-line income1 of £13,333m (2009: £17,862m) was down 25% on the very strong prior year performance, reflecting a more challenging market environment. Top-line income in the fourth quarter of 2010 was £3,380m, up 20% on the third quarter of 2010 reflecting higher activity levels and contributions from Equities and Prime Services up 74% and Investment Banking up 45%. Fourth quarter FICC top-line income, which benefited from non-recurring gains, was broadly in line with the prior quarter with higher contributions from Rates, Currency and Commodities. Net income for 2010, excluding own credit, increased 17% to £12,666m (2009: £10,854m). There was a significant reduction both in credit market losses taken through income to £124m (2009: £4,417m) and in impairment charges to £543m (2009: £2,591m).

Analysis of Total Income	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Fixed Income, Currency and Commodities	8,811	13,652
Equities and Prime Services	2,040	2,165
Investment Banking	2,243	2,188
Principal Investments	239	(143)
Top-line income	13,333	17,862
Credit market losses in income	(124)	(4,417)
Total income (excluding own credit)	13,209	13,445
Own credit	391	(1,820)
Total income	13,600	11,625

Income increased 17% to £13,600m (2009: £11,625m). The impact on top-line income of difficult trading conditions from the second quarter onwards was more than offset by the significant reduction of credit market losses in income and the impact of the gain in own credit in 2010.

Fixed Income, Currency and Commodities top-line income declined 35% to £8,811m (2009: £13,652m), reflecting lower contributions particularly from Rates and Commodities. Higher funding costs also led to a reduction in net interest income.

Equities and Prime Services decreased 6% to £2,040m (2009: £2,165m) due to the subdued market activity in European equity derivatives, partially offset by improved client flow in cash equities and equity financing, as the benefits of the build out of the cash equities business started to come through.

Investment Banking, which comprises advisory businesses and equity and debt underwriting, increased 3% to £2,243m (2009: £2,188m) as a result of continued growth in banking activities. Fee and commission income increased 12% to £3,347m (2009: £3,001m) across Investment Banking and Equities with a higher contribution from Asia.

Principal Investments generated income of £239m (2009: loss of £143m) which contributed to the increase in net investment income to £752m (2009: loss of £164m) in addition to an increase in income from the disposal of available for sale assets and a reduction in fair value losses on assets held at fair value.

Impairment charges of £543m (2009: £2,591m) included credit market impairment of £621m (2009: £1,669m) primarily relating to the difference between the loan principal and the fair value of the underlying assets supporting the Protium loan which follows a reassessment of the expected realisation period. Non-credit market related impairment was a release of £78m (2009: charge of £922m).

Operating expenses increased 26% to £8,295m (2009: £6,592m) which largely reflected investment in our sales, origination, trading and research activities, increased charges relating to prior year compensation deferrals and restructuring costs. Excluding the impact of own credit, the cost: net income ratio was 65% (2009: 61%) and compensation costs represented 43% of income (2009: 33%).

Total assets increased 7% to £1,095bn (2009: £1,019bn). The increase reflected the net depreciation in the value of Sterling relative to other currencies in which our assets are denominated, growth in reverse repurchase trading and an increase in the liquidity pool to £154bn (2009: £127bn). Risk weighted assets increased 6% to £191bn (2009: £181bn) due to changes in methodology and the impact of foreign exchange rate movements, offset by reductions resulting from capital management efficiencies.

Average DVaR decreased to £53m (2009: £77m), due to lower client activity. Spot DVaR at 31st December 2010 reduced to £48m (2009: £55m).

1

Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods. Credit market losses included within income at Barclays Capital for the year ended 31st December 2010 amounted to £124m (2009: £4,417m), and own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m). Total income at Barclays Capital for the year ended 31st December 2010 was £13,600m (2009: £11,625m). For a reconciliation of Top-line income to total income for the third and fourth quarter of 2010 and 2009 see page 7.

Barclays PLC – 2010 Results	19

Results by Business

Barclays Corporate

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	2,004	2,083
Net fee and commission income	910	1,002
Net trading income	80	18
Net investment loss	(32)	(46)
Gains on debt buy-backs and extinguishments	-	85
Other income	12	39
Total income	2,974	3,181
Impairment charges and other credit provisions	(1,696)	(1,558)
Net income	1,278	1,623

Operating expenses excluding amortisation of intangible assets and goodwill impairment	(1,616)	(1,430)
Amortisation of intangible assets	(48)	(36)
Goodwill impairment	(243)	-
Operating expenses	(1,907)	(1,466)

Share of post-tax results of associates and joint ventures	(2)	-
(Loss)/profit before tax	(631)	157

Balance Sheet Information
Loans and advances to customers at amortised cost	£65.7bn	£70.7bn
Loans and advances to customers at fair value	£14.4bn	£13.1bn
Customer accounts	£71.0bn	£66.3bn
Total assets	£85.7bn	£88.8bn
Risk weighted assets	£70.8bn	£76.9bn

Performance Measures
Loan loss rate (bps)	226	211
Cost: income ratio	64%	46%
Cost: net income ratio	149%	90%

Barclays PLC – 2010 Results	20

Results by Business

Barclays Corporate

Year Ended 31st December 2010

Income Statement Information	UK & Ireland £m	Continental Europe £m	New Markets £m	Total £m
Income	2,313	394	267	2,974
Impairment charges and other credit provisions	(468)	(1,063)	(165)	(1,696)
Operating expenses	(992)	(201)	(714)	(1,907)
Share of post-tax results of associates and joint ventures	(2)	-	-	(2)
Profit/(loss) before tax	851	(870)	(612)	(631)

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.1bn	£12.2bn	£3.4bn	£65.7bn
Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn
Customer accounts	£64.1bn	£4.5bn	£2.4bn	£71.0bn
Total assets	£66.6bn	£14.7bn	£4.4bn	£85.7bn
Risk weighted assets	£49.8bn	£15.6bn	£5.4bn	£70.8bn

Year Ended 31st December 2009[1]

Income Statement Information
Income	2,380	466	335	3,181
Impairment charges and other credit provisions	(770)	(417)	(371)	(1,558)
Operating expenses	(878)	(191)	(397)	(1,466)
Profit/(loss) before tax	732	(142)	(433)	157

Balance Sheet Information
Loans and advances to customers at amortised cost	£53.1bn	£14.0bn	£3.6bn	£70.7bn
Loans and advances to customers at fair value	£13.1bn	-	-	£13.1bn
Customer accounts	£58.4bn	£5.6bn	£2.3bn	£66.3bn
Total assets	£68.8bn	£15.3bn	£4.7bn	£88.8bn
Risk weighted assets	£54.2bn	£17.7bn	£5.0bn	£76.9bn

1	2009 figures have been revised to reflect the transfer from UK & Ireland to Continental Europe of the Italian business, IVECO (representing £59m of loss before tax and £2.5bn of total assets).

Barclays PLC – 2010 Results	21

Results by Business

Barclays Corporate

Barclays Corporate recorded a loss before tax of £631m (2009: profit of £157m). An improvement in the result of the profitable UK & Ireland business was more than offset by increased losses in Continental Europe, notably Spain, and New Markets.

Profit before tax in the UK & Ireland increased 16% to £851m. Performance was primarily driven by significantly reduced impairment. Loss before tax in Continental Europe increased £728m to a loss of £870m mainly due to impairments on property and construction exposures in Spain. New Markets recorded a loss before tax of £612m (2009: £433m loss) reflecting the write-down of the £243m goodwill relating to Barclays Bank Russia and restructuring costs totalling £119m, including £25m relating to restructuring of the Russian business. These were partially offset by a substantial reduction in impairment charges and tight control of operating expenses.

Total income decreased 7% to £2,974m mainly as a result of lower treasury management income and reduced risk appetite outside the UK. Excluding the 2009 gains on buy-backs of securitised debt of £85m and fair value adjustments in 2010, UK income remained resilient.

Net interest income fell 4% to £2,004m (2009: £2,083m) reflecting lower treasury management income and higher funding charges in Continental Europe and reduced average asset balances in New Markets. UK & Ireland net interest income increased 3% (£36m), with higher deposit income reflecting strong growth in balances, offset by reduced demand for lending and higher funding costs. This resulted in the net interest margin for Barclays Corporate decreasing.

Non interest-related income decreased 12% to £970m. Net fees and commissions fell 9% to £910m (2009: £1,002m) driven by lower debt fees and treasury income.

Net trading income increased to £80m (2009: £18m) mainly as a result of loan fair value adjustments in the UK. Net investment loss decreased to £32m (2009: £46m) reflecting reduced write-downs in venture capital investments.

Other income decreased to £12m (2009: £39m) due to lower operating lease income.

Impairment charges increased to £1,696m (2009: £1,558m), primarily in Spain where a £630m increase to £898m was driven by depressed market conditions in the property and construction sector, including some significant single name cases. This was partly offset by an improvement of £302m in UK & Ireland reflecting lower default rates and fewer insolvencies; and an improvement in New Markets of £206m, including £130m in the retail book. Loan loss rates increased to 226bps (2009: 211bps).

Operating expenses grew 30% to £1,907m (2009: £1,466m), reflecting the write-down of the £243m of goodwill relating to Barclays Bank Russia and associated restructuring costs of £25m, as well as previously announced restructuring costs of £94m in other geographies within New Markets (predominantly relating to Indonesia), higher pension costs in the UK, and increased investment spend as Barclays Corporate continues to invest in its infrastructure to deliver leading product and superior client service capabilities.

Total average lending fell 8% to £69.8bn (2009: £75.7bn). In the UK, this was due to reduced utilisation of overdraft facilities and reduced demand in asset based lending. There was strong growth in total average customer accounts which grew 21% to £60.9bn, mostly within the UK & Ireland, as a result of significant increases in current account balances and deposits benefiting from product innovation. As a result the balance between loans and deposits, including banks, in the UK & Ireland moved by £8bn to surplus deposits of £2.4bn.

Risk weighted assets fell 8% to £70.8bn (2009: £76.9bn) reflecting lower levels of customer assets across the business and improvements in the credit quality of the UK portfolio.

Barclays PLC – 2010 Results	22

Results by Business

Intentionally left blank

Barclays PLC – 2010 Results	23

Results by Business

Barclays Wealth

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	678	503
Net fee and commission income	869	792
Net trading income	11	7
Net investment income	2	13
Other income	-	7
Total income	1,560	1,322
Impairment charges and other credit provisions	(48)	(51)
Net income	1,512	1,271

Operating expenses excluding amortisation of intangible assets	(1,320)	(1,105)
Amortisation of intangible assets	(29)	(24)
Operating expenses	(1,349)	(1,129)

Profit on disposal of subsidiaries, associates and joint ventures	-	1
Profit before tax	163	143

Balance Sheet Information
Loans and advances to customers at amortised cost	£16.1bn	£13.0bn
Customer accounts	£44.8bn	£38.4bn
Total assets	£17.8bn	£14.9bn
Risk weighted assets	£12.4bn	£11.4bn

Performance Measures
Loan loss rate (bps)	29	38
Cost: income ratio	86%	85%

Barclays PLC – 2010 Results	24

Results by Business

Barclays Wealth

Barclays Wealth profit before tax increased 14% to £163m (2009: £143m).

Income increased 18% to £1,560m (2009: £1,322m) principally from growth in the High Net Worth businesses and higher attributable net interest income from the revised internal funds pricing mechanism.

Net interest income increased 35% to £678m (2009: £503m), mostly due to changes in internal funds pricing which gives credit for the behaviourally long-term deposits held by Barclays Wealth. The net interest margin increased reflecting an increase in the liabilities margin offset by a reduction in the asset margin. Customer accounts grew 17% to £44.8bn (2009: £38.4bn) and loans and advances to customers grew 24% to £16.1bn (2009: £13.0bn).

Net fee and commission income increased 10% to £869m (2009: £792m) primarily driven by higher transactional activity with High Net Worth clients.

Impairment charges reduced to £48m (2009: £51m).

Operating expenses increased 19% to £1,349m (2009: £1,129m). This was principally due to the impact of the growth in High Net Worth business revenues on staff and infrastructure costs and the start of Barclays Wealth’s strategic investment programme. Expenditure in this programme was £33m in the first half of 2010 and £79m for the second half. This programme is focused on hiring client facing staff to build productive capacity and investment in the facilities and technology required to develop our delivery to clients.

Total client assets, comprising customer deposits and client investments, were £163.9bn (2009: £151.2bn) with net new asset inflows of £6bn. Risk weighted assets increased 9% to £12.4bn (2009: £11.4bn) reflecting growth in loans and advances, impact of exchange rate movements and collateral management.

Barclays PLC – 2010 Results	25

Results by Business

Investment Management

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest (expense)/income	(6)	10
Net fee and commission income/(expense)	4	(2)
Net trading (loss)/income	(19)	20
Net investment income	100	11
Other (loss)/income	(1)	1
Total income	78	40

Operating expenses	(11)	(17)

Loss on disposal of subsidiaries, associates and joint ventures	-	(1)
Profit before tax	67	22

Balance Sheet Information
Total assets	£4.6bn	£5.4bn
Risk weighted assets	£0.1bn	£0.1bn

Barclays PLC – 2010 Results	26

Results by Business

Investment Management

Investment Management profit before tax of £67m (2009: £22m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc., which was acquired as part of the consideration for the sale of Barclays Global Investors on 1st December 2009.

Total assets as at 31st December 2010 of £4.6bn (2009: £5.4bn) reflected the fair value of the Group’s investment in 37.567 million BlackRock, Inc. shares.

The available for sale reserve impact of £1.1bn relating to this investment as at 31st December 2010 resulted in an adverse impact of approximately 20bps in the Core Tier 1 ratio over the year. The offsetting appreciation in the shares’ US Dollar value against Sterling of £0.3bn was hedged by foreign exchange instruments.

The holding was assessed for impairment by the Group as at 31st December 2010. This analysis identified that the reduction in fair value from the original acquisition value was not significant or prolonged in the light of an increase in share price through the second half of the year and ongoing price volatility and, as such, no impairment was recognised.

Barclays PLC – 2010 Results	27

Results by Business

Head Office Functions and Other Operations

Income Statement Information	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income/(expense)	35	(507)
Net fee and commission expense	(389)	(418)
Net trading loss	(434)	(291)
Net investment income/(loss)	491	(34)
Net premiums from insurance contracts	79	92
Gains on debt buy-backs and extinguishments	-	1,164
Other income	39	22
Total (loss)/income	(179)	28
Net claims and benefits incurred under insurance contracts	1	-
Total (loss)/income net of insurance claims	(178)	28
Impairment charges and other credit provisions	(2)	(16)
Net (loss)/income	(180)	12

Operating expenses	(579)	(570)

Share of post-tax results of associates and joint ventures	-	1
Profit on disposal of associates and joint ventures	-	7
Loss before tax	(759)	(550)

Balance Sheet Information
Total assets	£20.9bn	£6.4bn
Risk weighted assets	£0.6bn	£0.9bn

Barclays PLC – 2010 Results	28

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased £209m to a loss of £759m (2009: loss of £550m). The results for 2009 reflected a net gain on debt buy-backs of £1,164m, while 2010 benefited notably from a significant decrease in the costs of the central funding activity as money market dislocations eased, and a reclassification of profit from the currency translation reserve to the income statement.

Group segmental reporting is consistent with internal reporting to the Board, with inter-segment transactions being recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations.

Gilts held as part of the structural hedge portfolio were disposed of during the year realising net gains of approximately £500m, which were distributed out to the businesses through net interest income as part of the allocation of the share of the benefit of Group equity. In Head Office Functions and Other Operations these gains were recognised in net investment income.

Income decreased £206m to a loss of £178m (2009: income of £28m).

Net interest income improved £542m to £35m (2009: £507m expense) with a significant decrease in the costs of the central funding activity as the money market dislocations eased. In addition, an increase of £336m from the reclassification consolidation adjustment on hedging derivatives from net trading loss was more than offset by the allocation to the businesses of the profit on disposal of gilts.

Net fee and commission expense decreased by £29m to £389m (2009: £418m) reflecting increases in fees for structured capital market activities to £239m (2009: £191m) and increases in adjustments to eliminate inter-segment transactions, partially offset by a reduction in fees paid to Barclays Capital for debt and equity raising and risk management advice to £73m (2009: £174m).

Net trading loss increased to £434m (2009: £291m) due to the increase of £336m in the reclassification to net interest expense partially offset by the repatriation of capital from overseas leading to a reclassification of £265m of profit from the currency translation reserve to the income statement. In addition, there were reduced profits on hedging activities.

Net investment income increased to £491m (2009: loss of £34m) predominately due to the gains on disposal of gilts.

Operating expenses increased £9m to £579m (2009: £570m) principally due to payment of a £194m settlement to US regulators in resolution of the investigation into Barclays compliance with US economic sanctions, which was partially offset by a £129m reduction in the bank payroll tax charge to £96m (2009: £225m) and a reduction of £59m in Financial Services Compensation Scheme charges.

Total assets increased to £20.9bn (2009: £6.4bn), largely due to an £7.4bn net increase in gilts held for the equity structural hedge and £6.8bn of covered bonds and other notes. Risk weighted assets were £0.6bn (2009: £0.9bn).

Barclays PLC – 2010 Results	29

Results by Business

Intentionally left blank

Barclays PLC – 2010 Results	30

Risk Management

Overview

Barclays has clear risk management objectives, a well-established strategy to deliver these objectives, and a robust framework for managing risk. The Group’s approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risk framework. This:

—	Creates clear ownership and accountability

—	Ensures that the Group’s risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks)

—	Ensures regular reporting of both risk exposures and the operating effectiveness of controls

The Group’s Principal Risks, together with references to where areas of significant risk affecting the 2010 results are described, are as follows:

Principal Risks	Analysis Relating to Key Risks	Page
Retail and Wholesale Credit Risk	Analysis of total assets by valuation basis and underlying asset class	32
	Overview of credit risk management and impairment analysis	34
	Analysis of loans and advances to customers and banks	35
	Impairment, potential credit risk loans and coverage ratios	37
	Wholesale credit risk	41
	Retail credit risk	44
	Debt securities and other bills	50
	Barclays Capital Credit Market Exposures	56
	Group exposures for selected countries	62

Market Risk	Analysis of market risk and, in particular, Barclays Capital’s DVaR	51

Liquidity Risk	Key measures of liquidity risk, including the Group’s liquidity pool, term financing and Funding structure	53

Legal Risk	Significant litigation matters, including legal challenges with respect to the acquisition of most of the assets of Lehman Brothers Inc.	82

Regulatory Risk	Significant regulatory matters, including structural changes to the UK and global regulatory environment and the recent developments in relation to historical sales of Payment Protection Insurance	83

Capital Risk	Analysis of the current capital base, risk weighted assets, adjusted gross leverage and anticipated significant regulatory changes	63

The other Principal Risks that form part of the Group’s Principal Risk Framework but are not covered in the Preliminary Announcement are: People Risk, Operations Risk, Taxation Risk, Technology Risk, Financial Reporting Risk and Financial Crime Risk. These will be covered in the Annual Report and Accounts.

Barclays PLC – 2010 Results	31

Risk Management

Analysis of Total Assets by Valuation Basis and Underlying Asset Class

		Accounting Basis
Assets as at 31.12.10	Total Assets £m	Cost Based Measure £m	Fair Value £m
Cash and balances at central banks	97,630	97,630	-

Items in the course of collection from other banks	1,384	1,384	-

Debt securities & other eligible bills	139,240	-	139,240
Equity securities	25,613	-	25,613
Traded loans	2,170	-	2,170
Commodities[7]	1,844	-	1,844
Trading portfolio assets	168,867	-	168,867

Loans and advances	22,352	-	22,352
Debt securities	1,918	-	1,918
Equity securities	5,685	-	5,685
Other financial assets[8]	10,101	-	10,101
Held in respect of linked liabilities to customers under investment contracts[9]	1,429	-	1,429
Financial assets designated at fair value	41,485	-	41,485

Derivative financial instruments	420,319	-	420,319

Loans and advances to banks	37,799	37,799	-

Loans and advances to customers	427,942	427,942	-

Debt securities & other eligible bills	59,629	-	59,629
Equity securities	5,481	-	5,481
Available for sale financial instruments	65,110	-	65,110

Reverse repurchase agreements and other similar secured lending	205,772	205,772	-

Other assets	23,337	21,767	1,570

Total assets as at 31.12.10	1,489,645	792,294	697,351

Total assets as at 31.12.09	1,378,929	710,512	668,417

1	Further analysis of loans and advances is on pages 35 to 37.

2	Further analysis of derivatives is on pages 73 to 74.

3	Further analysis of debt securities and other bills is on page 50.

4	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.

5	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Barclays PLC – 2010 Results	32

Risk Management

Analysis of Total Assets						Sub Analysis
Loans and Advances[1] £m	Derivatives[2] £m	Debt Securities & Other Bills[3] £m	Reverse Repurchase Agreements[4] £m	Equity Securities[5] £m	Other £m	Credit Market Exposures[6] £m
-	-	-	-	-	97,630	-

-	-	-	-	-	1,384	-

-	-	139,240	-	-	-	154
-	-	-	-	25,613	-	-
2,170	-	-	-	-	-	-
-	-	-	-	-	1,844	-
2,170	-	139,240	-	25,613	1,844	154

22,352	-	-	-	-	-	4,712
-	-	1,918	-	-	-	345
-	-	-	-	5,685	-	743
-	-	-	7,559	-	2,542	-
-	-	-	-	-	1,429	-
22,352	-	1,918	7,559	5,685	3,971	5,800

-	420,319	-	-	-	-	1,922

37,799	-	-	-	-	-	-

427,942	-	-	-	-	-	13,691

-	-	59,629	-	-	-	407
-	-	-	-	5,481	-	-
-	-	59,629	-	5,481	-	407

-	-	-	205,772	-	-	-

-	-	-	-	-	23,337	1,651

490,263	420,319	200,787	213,331	36,779	128,166	23,625

487,268	416,815	180,334	151,188	32,534	110,790	26,601

6	Further analysis of Barclays Capital credit market exposures is on pages 56 to 61. Undrawn commitments of £264m (2009: £257m) are off-balance sheet and therefore not included in the table above.

7	Commodities primarily consist of physical inventory positions.

8	These instruments consist primarily of reverse repurchase agreements designated at fair value.

9

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Barclays PLC – 2010 Results	33

Risk Management

Overview of Credit Risk Management

The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to managing its credit risk.

Barclays has structured the responsibilities of credit risk management so that ownership of the risk is held by the business management team. At the same time, credit sanctioning decisions are performed by risk officers who are independent of the business line but are positioned in the business, whilst ensuring robust review and challenge of credit sanctioning, portfolio performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the business risk directors in those businesses who, in turn, report to the heads of their businesses and to the Chief Risk Officer.

The role of the Group Risk function is to provide Group-wide direction, risk appetite policy, oversight and challenge of credit risk-taking. Group Risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting Group Credit Risk Policies. Group Risk also provides technical support, review and validation of credit risk measurement models across the Group, and conformance testing of control processes.

Credit risk management also relies on the use of the risk appetite framework which consists of two elements: ‘Financial Volatility’ and ‘Mandate & Scale’. Taken as a whole, the risk appetite framework provides a basis for the allocation and control of risk capacity across Barclays Group.

The annual setting of Financial Volatility risk appetite considers the Group’s chosen risk profile as it affects the strategic objectives and business plans of the Group, including the protection of capital levels, the control of loss levels, the achievement of annual financial targets and the payment of dividends. If the projections entail too high a level of risk, management will challenge each area to find new ways to rebalance the business mix to incur less overall risk. Performance against Risk Appetite is measured and reported to the Executive and the Board regularly during the year.

The second element to the setting of risk appetite in Barclays is an extensive system of Mandate & Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned to the expectations of external stakeholders), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with external expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or of the Group. These limits are set by the independent Risk function, formally monitored each month and subject to Board-level oversight.

Barclays PLC – 2010 Results	34

Risk Management

Analysis of Loans and Advances to Customers and Banks

As at 31.12.10	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans[1] £m	CRLs % of Gross L&A1%	Impairment Charges £m	Loan Loss Rates bps
Wholesale - customers	204,991	5,501	199,490	11,716	5.7%	2,347	114
Wholesale - banks	37,847	48	37,799	35	0.1%	(18)	(5)
Total Wholesale	242,838	5,549	237,289	11,751	4.8%	2,329	96

Retail - customers	235,335	6,883	228,452	12,571	5.3%	3,296	140
Total Retail	235,335	6,883	228,452	12,571	5.3%	3,296	140

Loans and Advances at Amortised Cost	478,173	12,432	465,741	24,322	5.1%	5,625	118

Loans and Advances Held at Fair Value	24,522	n/a	24,522

Total Loans and Advances	502,695	12,432	490,263

As at 31.12.09
Wholesale - customers	217,470	4,616	212,854	10,982	5.0%	3,428	158
Wholesale - banks	41,196	61	41,135	57	0.1%	11	3
Total Wholesale	258,666	4,677	253,989	11,039	4.3%	3,439	133

Retail - customers	213,489	6,119	207,370	11,503	5.4%	3,919	184
Total Retail	213,489	6,119	207,370	11,503	5.4%	3,919	184

Loans and Advances at Amortised Cost	472,155	10,796	461,359	22,542	4.8%	7,358	156

Loans and Advances Held at Fair Value	25,909	n/a	25,909
Total Loans and Advances	498,064	10,796	487,268

Total gross loans and advances to customers and banks increased 1% to £502,695m (2009: £498,064m). Loans and advances at amortised cost were £478,173m (2009: £472,155m) and loans and advances at fair value were £24,522m (2009: £25,909m).

Gross loans and advances to customers and banks at amortised cost increased 1% (£6,018m) to £478,173m (2009: £472,155m) with a 10% rise in the retail portfolios offset by a 6% fall in wholesale. Included in this balance are settlement balances of £27,112m (2009: £25,825m) and cash collateral balances of £29,374m (2009: £29,847m). The principal drivers for this increase were:

•	UK Retail Banking where loans and advances increased 12% to £117,689m (2009: £105,066m), due to increased lending in Home Finance and the acquisition of Standard Life Bank at the beginning of 2010

•

Western Europe Retail Banking where loans and advances increased 6% to £44,500m, which primarily reflected growth in Italian mortgages partially offset by the depreciation in the value of the Euro against Sterling

•	Absa where loans and advances increased 14% to £42,725m (2009: £37,365m), reflecting appreciation in the value of the Rand against Sterling

•	Barclays Wealth where loans and advances increased 22% to £16,468m (2009: £13,467m) primarily due to growth in High Net Worth lending

1

Excludes from credit risk loans (CRLs) the loan to Protium of £7,560m against which an impairment of £532m is held. Further disclosure of CRLs and coverage ratios including the impact of Protium are set out on page 60.

Barclays PLC – 2010 Results	35

Risk Management

These increases were partially offset by decreases in:

•

Barclays Capital where loans and advances decreased 8% to £152,711m (2009: £165,624m) due to a reduction in borrowings partially offset by a net depreciation in the value of Sterling relative to other currencies

•	Barclays Corporate where loans and advances decreased by 6% to £68,632m (2009: £73,007m), principally due to lower customer demand in the UK & Ireland business

In the Wholesale portfolios, impairment allowances increased 19% to £5,549m (2009: £4,677m) principally reflecting the increase in Barclays Corporate - Continental Europe and an impairment of £532m recognised on the loan to Protium. Excluding the impact of the loan to Protium1, the credit risk loans (CRL) coverage ratio increased to 42.7.% (2009: 42.4%) and the potential credit risk loans (PCRL) coverage ratio increased to 36.6% (2009: 34.1%).

Retail impairment allowances rose 12% to £6,883m (2009: £6,119m) comprising growth of 34% in Home Loans to £854m (2009: £639m) and 10% (£549m) in Credit Cards, Unsecured and Other Retail Lending to £6,029m (2009: £5,480m) as impairment stock increased against delinquent assets flowing into later cycles.

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

As at 31.12.10	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Financial institutions	23,184	25,173	53,191	3,786	18,677	124,011
Manufacturing	6,591	4,160	704	1,193	2,118	14,766
Construction	3,607	1,258	5	739	254	5,863
Property	13,356	2,895	493	4,706	1,357	22,807
Government	533	1,159	324	2,217	2,068	6,301
Energy and water	2,181	3,090	2,092	136	1,732	9,231
Wholesale and retail distribution and leisure	11,441	2,444	509	1,646	1,317	17,357
Business and other services	15,185	4,358	979	2,841	2,865	26,228
Home loans	104,872	36,979	28	24,911	1,265	168,055
Cards, unsecured loans and other personal lending	26,255	7,499	6,765	3,755	2,394	46,668
Other	8,023	4,629	766	8,483	2,553	24,454
Net loans and advances to customers and banks	215,228	93,644	65,856	54,413	36,600	465,741

As at 31.12.09
Financial institutions	26,194	26,815	57,442	4,295	15,077	129,823
Manufacturing	8,407	5,327	773	1,398	2,292	18,197
Construction	3,503	1,380	7	850	192	5,932
Property	13,424	4,129	412	4,154	1,124	23,243
Government	913	770	360	3,072	4,111	9,226
Energy and water	2,447	3,878	2,333	156	1,909	10,723
Wholesale and retail distribution and leisure	12,610	2,362	720	1,690	1,774	19,156
Business and other services	16,359	4,774	1,708	3,997	2,765	29,603
Home loans	90,840	35,644	19	21,596	1,000	149,099
Cards, unsecured loans and other personal lending	24,999	6,737	6,672	813	1,354	40,575
Other	9,003	5,224	1,046	7,862	2,647	25,782
Net loans and advances to customers and banks	208,699	97,040	71,492	49,883	34,245	461,359

1

In light of the effect of the Protium loan and related impairment allowance on CRLs and coverage ratios, the commentary excludes the impact of the Protium loan to allow for a more meaningful analysis of other exposures and to facilitate comparison with prior years. Further details are provided on page 60.

Barclays PLC – 2010 Results	36

Risk Management

Loans and Advances Held at Fair Value by Industry Sector	As at 31.12.10 £m	As at 31.12.09 £m
Financial institutions	2,125	3,543
Manufacturing	347	1,561
Construction	249	237
Property	11,934	11,490
Government	5,088	5,024
Energy and water	370	241
Wholesale and retail distribution and leisure	800	664
Business and other services	3,246	2,793
Other	363	356
Total	24,522	25,909

Total loans and advances held at fair value were £24,522m (2009: £25,909m), principally relating to Barclays Corporate and Barclays Capital. Barclays Corporate loans and advances held at fair value, which comprise lending to property, government and business and other services, were £14,401m (2009: £13,074m). Movements in the fair value of these loans are substantially offset by fair value movements on hedging instruments. Barclays Capital loans and advances held at fair value were £9,987m (2009: £12,835m). Included within this balance is £4,712m relating to credit market exposures, the majority of which is made up of commercial real estate loans, £5,275m primarily comprising loans to financial institutions and business and other services.

Impairment, Potential Credit Risk Loans and Coverage Ratios

Impairment Allowance	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
As at 1st January	10,796	6,574
Acquisitions and disposals	78	434
Exchange and other adjustments	331	(127)
Unwind of discount	(213)	(185)
Amounts written off	(4,310)	(3,380)
Recoveries	201	150
Amounts charged against profit	5,549	7,330
As at 31st December	12,432	10,796

Geographical analysis
United Kingdom	4,429	4,009
Other European Union	2,760	2,015
United States	2,958	2,575
Africa	1,631	1,354
Rest of the World	654	843
At end of period	12,432	10,796

Impairment allowances increased 15% to £12,432m (2009: £10,796m), reflecting: increased impairment against delinquent assets across the majority of retail businesses as they flowed into later cycles; higher impairment charges against the Spanish property sector, recognised in Barclays Corporate – Continental Europe; and the impairment on the loan to Protium recognised in Barclays Capital.

Barclays PLC – 2010 Results	37

Risk Management

Impairment Charges and Other Credit Provisions

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Impairment charges on loans and advances	5,549	7,330
Charges in respect of undrawn facilities and guarantees	76	28
Impairment charges on loans and advances and other credit provisions	5,625	7,358
Impairment (writebacks)/charges on reverse repurchase agreements	(4)	43
Impairment charges on available for sale assets	51	670
Impairment charges and other credit provisions	5,672	8,071

Impairment charges on loans and advances fell 24% to £5,625m (2009: £7,358m), reflecting improving credit conditions in the main sectors and geographies in which Barclays lends, which led to lower charges across the majority of businesses. The largest reduction was in the wholesale portfolios, due to lower charges against credit market exposures and fewer large single name charges. This reduction was partially offset by the impact of deteriorating credit conditions in the Spanish property and construction sectors which resulted in an increase of £630m in impairment against the Barclays Corporate loan book in Spain, and £532m in impairment charges against the loan to Protium recognised in Barclays Capital. In the retail portfolios, impairment performance improved as delinquency rates fell across Barclays businesses, most notably the UK, US, Spanish, Indian and African portfolios.

As a result of this fall in impairment and the 1% rise in loans and advances, the loan loss rate decreased to 118bps (2009: 156bps).

The impairment charges against available for sale assets and reverse repurchase agreements fell by 93% to £47m (2009: £713m), principally driven by lower impairment against credit market exposures.

Impairment Charges and other Credit Provisions by Business

Year Ended 31.12.2010	Loans and Advances[1] £m	Available for Sale Assets £m	Reverse Repurchase Agreements £m	Total £m
UK Retail Banking	819	-	-	819
Barclaycard	1,688	-	-	1,688
Western Europe Retail Banking	314	-	-	314
Barclays Africa	82	-	-	82
Absa	480	-	-	480
Barclays Capital[2]	642	(95)	(4)	543
Barclays Corporate	1,551	145	-	1,696
Barclays Wealth	48	-	-	48
Head Office Functions and Other Operations	1	1	-	2
Total impairment charges and other credit provisions	5,625	51	(4)	5,672

Year Ended 31.12.2009
UK Retail Banking	1,031	-	-	1,031
Barclaycard	1,798	-	-	1,798
Western Europe Retail Banking	334	4	-	338
Barclays Africa	121	-	-	121
Absa	567	-	-	567
Barclays Capital[2]	1,898	650	43	2,591
Barclays Corporate	1,544	14	-	1,558
Barclays Wealth	51	-	-	51
Head Office Functions and Other Operations	14	2	-	16
Total impairment charges and other credit provisions	7,358	670	43	8,071

1	Includes charges of £76m (2009: £28m) in respect of undrawn facilities and guarantees.

2

Credit market related impairment charges within Barclays Capital comprised £660m (2009: £706m) against loans and advances and a write back of £39m (2009: £464m charge) against available for sale assets.

Barclays PLC – 2010 Results	38

Risk Management

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09
Home Loans[1]	4,294	3,758	260	290	4,554	4,048
Credit Cards, Unsecured and Other Retail Lending	8,277	7,745	465	559	8,742	8,304
Retail	12,571	11,503	725	849	13,296	12,352

Wholesale (excluding loan to Protium)	11,751	11,039	1,970	2,674	13,721	13,713
Loan to Protium[2]	7,560	-	-	-	7,560	-
Wholesale	19,311	11,039	1,970	2,674	21,281	13,713

Group (excluding loan to Protium)	24,322	22,542	2,695	3,523	27,017	26,065
Group	31,882	22,542	2,695	3,523	34,577	26,065

	Impairment Allowance		CRL Coverage		PCRL Coverage
	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09
Home Loans[1]	854	639	19.9%	17.0%	18.8%	15.8%
Credit Cards, Unsecured and Other Retail Lending	6,029	5,480	72.8%	70.8%	69.0%	66.0%
Retail	6,883	6,119	54.8%	53.2%	51.8%	49.5%

Wholesale (excluding loan to Protium)	5,017	4,677	42.7%	42.4%	36.6%	34.1%
Loan to Protium[2]	532	-	7.0%	-	7.0%	-
Wholesale	5,549	4,677	28.7%	42.4%	26.1%	34.1%

Group (excluding loan to Protium)	11,900	10,796	48.9%	47.9%	44.0%	41.4%
Group	12,432	10,796	39.0%	47.9%	36.0%	41.4%

Protium

As at 31st December 2010, wholesale gross loans and advances included a £7,560m loan to Protium. Principal and interest payments have been received in accordance with contractual terms. However, following a reassessment of the expected realisation period, the loan is carried at an amount equivalent to the fair value of the underlying collateral, resulting in an impairment of £532m. Further details are provided on page 60.

In light of the effect of the Protium loan and related impairment allowance on CRLs and coverage ratios, the commentary below excludes the impact of the Protium loan to allow for a more meaningful analysis of other exposures and to facilitate comparison with prior years.

Credit Risk Loans

The Group’s Credit Risk Loans (CRLs) rose 8% to £24,322m (2009: £22,542m) reflecting increases in both the retail and wholesale sectors.

CRLs in the Wholesale portfolios increased 6% to £11,751m (2009: £11,039m) primarily due to a rise in Continental Europe reflecting the deterioration in the Spanish property sector. This was partially offset by lower balances in Barclays Capital as credit conditions led to improvements across default grades and an improvement in credit market exposures.

CRLs in the Retail portfolios rose 9% to £12,571m (2009: £11,503m) reflecting increases in Home Loans of 14% to £4,294m (2009: £3,758m) primarily due to an increase in the Sterling value of recovery balances in the Absa Home Loans portfolio as well as the acquisition of Standard Life Bank. Credit Cards, Unsecured and Other Retail Lending increased 7% to £8,277m (2009: £7,745m) reflecting higher recovery balances as accounts rolled through to later cycles in most businesses and a weak debt sale sector.

1	Comparative figures for Home Loans have been restated to align with externally disclosed arrears definitions.

2	Refer to page 60 for further information on Protium.

Barclays PLC – 2010 Results	39

Risk Management

Potential Problem Loans

The Group’s Potential Problem Loans (PPLs) balance fell by 24% to £2,695m (2009: £3,523m).

PPL balances fell 26% in Wholesale portfolios to £1,970m (2009: £2,674m) mainly reflecting a decrease in Barclays Capital as a small number of counterparties moved out of the category and some balances reduced, and decreases in Continental Europe, mainly Spain, and Absa as accounts flowed in to CRL categories.

In the Retail portfolios, PPLs fell 15% to £725m (2009: £849m) primarily due to a fall of £94m in Credit Cards, Unsecured and Other Retail Lending portfolios, driven by lower balances in Barclaycard, primarily UK Secured Loans and US Cards and Western Europe Retail Bank, primarily Spain.

Potential Credit Risk Loans

Group Potential Credit Risk Loan (PCRL) balances increased 4% to £27,017m (2009: £26,065m), reflecting an increase in CRLs partially offset by a decrease in PPLs.

Total PCRL balances in the Wholesale portfolios remained broadly unchanged at £13,721m (2009: £13,713m).

PCRL balances rose in Home Loans by 13% to £4,554m (2009: £4,048m) while PCRLs in Credit Cards, Unsecured and Other Retail Lending portfolios increased 5% to £8,742m (2009: £8,304m).

Coverage Ratios

In the Wholesale portfolio, the CRL coverage ratio increased to 42.7% (2009: 42.4%), and the PCRL coverage ratio increased to 36.6% (2009: 34.1%).

The CRL coverage ratio in Home Loans increased to 19.9% (2009: 17.0%), and the PCRL coverage ratio increased to 18.8% (2009: 15.8%). The CRL coverage ratio in Credit Cards, Unsecured and Other Retail Lending portfolios increased to 72.8% (2009: 70.8%) and the PCRL coverage ratio increased to 69.0% (2009: 66.0%).

The CRL coverage ratios in Home Loans, Credit Cards, Unsecured and Other Retail Lending and Wholesale portfolios remain within typical severity rate ranges for these types of products. The Group’s CRL coverage ratio increased to 48.9% (2009: 47.9%). The PCRL coverage ratio also increased to 44.0% (2009: 41.4%).

Barclays PLC – 2010 Results	40

Risk Management

Wholesale Credit Risk

Wholesale Loans and Advances at Amortised Cost

As at 31.12.10[2]	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans[1] £m	CRLs % of Gross L&A1%	Impairment Charges £m	Loan Loss Rates bps
UK Retail Banking	3,889	77	3,812	345	8.9%	80	206
Barclaycard[3]	338	5	333	7	2.1%	20	592
Barclays Africa	2,456	123	2,333	242	9.9%	28	114
Absa	12,188	239	11,949	912	7.5%	95	78
Barclays Capital	152,711	3,036	149,675	5,370	3.5%	642	42
Barclays Corporate	66,961	1,986	64,975	4,591	6.9%	1,436	214
Barclays Wealth	2,884	66	2,818	218	7.6%	27	94
Head Office	1,411	17	1,394	66	4.7%	1	7
Total	242,838	5,549	237,289	11,751	4.8%	2,329	96

As at 31.12.09[2]
UK Retail Banking	4,002	56	3,946	247	6.2%	95	238
Barclaycard[3]	322	4	318	10	3.1%	17	528
Barclays Africa	2,991	124	2,867	227	7.6%	33	110
Absa	10,077	195	9,882	690	6.8%	67	66
Barclays Capital	165,624	3,025	162,599	6,411	3.9%	1,898	115
Barclays Corporate	71,125	1,204	69,921	3,148	4.4%	1,298	182
Barclays Wealth	3,495	43	3,452	179	5.1%	17	49
Head Office	1,030	26	1,004	127	12.4%	14	137
Total	258,666	4,677	253,989	11,039	4.3%	3,439	133

Loans and advances to customers and banks in the wholesale portfolios decreased 6% to £242,838m (2009: £258,666m), including a fall of 8% in Barclays Capital to £152,711m (2009: £165,624m) due to a reduction in borrowings offset by a net depreciation in the value of Sterling relative to other currencies. Loans and advances in Barclays Corporate fell 6% to £66,961m (2009: £71,125m), due to reduced customer demand in UK & Ireland. The 21% increase in balances to £12,188m at Absa was due to the appreciation in the value of the Rand against Sterling during 2010.

In the wholesale portfolios, the impairment charge against loans and advances fell by 32% to £2,329m (2009: £3,439m) mainly due to lower charges against credit market exposures in Barclays Capital. In addition there was a release in the non-credit market related loan book. This was partially offset by an increase in the Barclays Corporate impairment charge as deteriorating credit conditions in the Spanish property and construction sector led to significantly higher charges in Continental Europe, although this was partially mitigated by lower default rates and fewer single name charges in UK & Ireland and New Markets. In addition, wholesale impairment reflected £532m relating to the Protium loan.

Loans and advances net of impairment decreased 7% to £237,289m (2009: £253,989m). This is mainly made up of Barclays Capital which decreased 8% to £149,675m (2009: £162,599m) and Barclays Corporate which decreased 7% to £64,975m (2009: £69,921m).

The loan loss rate across the Group’s wholesale portfolios for 2010 was 96bps (full year 2009: 133bps), reflecting the fall in impairment. Excluding Protium, the wholesale CRL coverage ratio was 42.7% (2009: 42.4%).

The principal uncertainties relating to the performance of the wholesale portfolios in 2011 include the:

—	Extent and sustainability of economic recovery particularly in the UK, US, Spain and South Africa

—	Potential for large single name losses and deterioration in specific sectors and geographies

1	Barclays Capital credit risk loans exclude the loan to Protium. Barclays Capital CRLs and CRLs % of Gross L&A including the loan to Protium were £12,930m and 8.5% respectively.

2	Loans and advances to business customers in Western Europe Retail Banking are included in the Retail Loans and Advances to customers at amortised cost table on page 44.

3	Barclaycard represents corporate credit and charge cards.

Barclays PLC – 2010 Results	41

Risk Management

—	Possible deterioration in remaining credit market exposures, including commercial real estate and leveraged finance

—	Impact of potentially deteriorating sovereign credit quality

—	Potential impact of increasing inflation on economic growth and corporate profitability

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 31.12.10 Loans and Advances to Banks	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans[1] £m	CRLs % of Gross L&A1%	Impairment Charges £m	Loan Loss Rates bps
Cash collateral and settlement balances	14,058	-	14,058	-	0.0%	-	-
Interbank lending	21,547	48	21,499	35	0.2%	(18)	(8)

Loans and Advances to Customers
Corporate lending	41,891	798	41,093	1,483	3.5%	285	68
Government lending	2,940	-	2,940	-	0.0%	-	-
ABS CDO Super Senior	3,537	1,545	1,992	3,537	100.0%	(137)	(387)
Other wholesale lending	26,310	645	25,665	315	1.2%	512	195
Cash collateral and settlement balances	42,428	-	42,428	-	0.0%	-	-
Total	152,711	3,036	149,675	5,370	3.5%	642	42

As at 31.12.09 Loans and Advances to Banks
Cash collateral and settlement balances	15,893	-	15,893	-	0.0%	-	-
Interbank lending	21,722	61	21,661	57	0.3%	14	6

Loans and Advances to Customers
Corporate Lending	50,886	1,037	49,849	2,198	4.3%	1,115	219
Government Lending	3,456	-	3,456	-	0.0%	-	-
ABS CDO Super Senior	3,541	1,610	1,931	3,541	100.0%	714	2,016
Other wholesale lending	30,347	317	30,030	615	2.0%	55	18
Cash collateral and settlement balances	39,779	-	39,779	-	0.0%	-	-
Total	165,624	3,025	162,599	6,411	3.9%	1,898	115

Barclays Capital wholesale loans and advances net of impairment decreased 8% to £149,675m (2009: £162,599m). This was driven by a reduction in corporate lending which declined 18% to £41,093m (2009: £49,849m) primarily due to a reduction in borrowings by customers partially offset by the net depreciation in the value of Sterling relative to other currencies.

Included within corporate lending and other wholesale lending portfolios are £3,787m (2009: £5,646m) of loans backed by retail mortgage collateral classified within financial institutions.

1	Barclays Capital Credit Risk Loans exclude the loan to Protium. Other wholesale lending CRLs and CRLs % of Gross L&A including the loan to Protium were £7,875m and 29.9% respectively.

Barclays PLC – 2010 Results	42

Risk Management

Analysis of Barclays Corporate Wholesale Loans and Advances at Amortised Cost

As at 31.12.10	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A £m	Impairment Charges £m	Loan Loss Rates bps
Loans and Advances to Customers and Banks
UK & Ireland	53,308	649	52,659	1,699	3.2%	503	94
Continental Europe	11,385	1,223	10,162	2,739	24.1%	884	776
New Markets	2,268	114	2,154	153	6.7%	49	216
Total	66,961	1,986	64,975	4,591	6.9%	1,436	214

As at 31.12.09
Loans and Advances to Customers and Banks
UK & Ireland	56,838	623	56,215	1,588	2.8%	864	152
Continental Europe	11,912	459	11,453	1,396	11.7%	309	259
New Markets	2,375	122	2,253	164	6.9%	125	526
Total	71,125	1,204	69,921	3,148	4.4%	1,298	182

Barclays Corporate wholesale loans and advances net of impairment decreased 7% to £64,975m (2009: £69,921m). This was driven primarily by a reduction in borrowings across all three of the business’ main segments, alongside an increase in impairment allowances in Spain.

The UK & Ireland portfolios declined 6% to £52,659m (2009: £56,215m), primarily due to lower overdraft balances and asset based loans, reflecting depressed demand as UK businesses de-leverage.

The Continental Europe portfolios declined 11% to £10,162m (2009: £11,453m) driven by increased impairment allowances in Spain, as well as lower revolving credit lines, term lending and mortgage loans.

Barclays PLC – 2010 Results	43

Risk Management

Retail Credit Risk

Retail Loans and Advances at Amortised Cost

As at 31.12.10	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Impairment Charges £m	Loan Loss Rates bps
UK Retail Banking	113,800	1,737	112,063	3,166	2.8%	739	65
Barclaycard	29,281	2,981	26,300	3,678	12.6%	1,668	570
WE Retail Banking[1]	44,500	833	43,667	1,729	3.9%	314	71
Barclays Africa	1,962	160	1,802	177	9.0%	54	275
Absa	30,537	842	29,695	3,190	10.4%	385	126
Barclays Corporate[2]	1,671	255	1,416	301	18.0%	115	688
Barclays Wealth	13,584	75	13,509	330	2.4%	21	15
Total	235,335	6,883	228,452	12,571	5.3%	3,296	140

As at 31.12.09
UK Retail Banking	101,064	1,587	99,477	3,262	3.2%	936	93
Barclaycard	29,460	2,670	26,790	3,392	11.5%	1,781	605
WE Retail Banking[1]	42,012	673	41,339	1,410	3.4%	334	80
Barclays Africa	1,811	138	1,673	163	9.0%	88	486
Absa	27,288	655	26,633	2,573	9.4%	500	183
Barclays Corporate[2]	1,882	340	1,542	397	21.1%	246	1307
Barclays Wealth	9,972	56	9,916	306	3.1%	34	34
Total	213,489	6,119	207,370	11,503	5.4%	3,919	184

Gross loans and advances to customers in the retail portfolios increased 10% to £235,335m (2009: £213,489m). In UK Retail Banking, the increase of 13% to £113,800m (2009: £101,064m) primarily reflected increased lending in the UK Home Finance portfolio and the acquisition of Standard Life Bank at the start of 2010. Barclays Wealth loans and advances increased 36% to £13,584m (2009: £9,972m) primarily due to growth in High Net Worth lending. Western Europe Retail Banking loans and advances to customers increased 6%, which primarily reflected growth in Italian mortgages and the acquisition of Citigroup’s credit card business in Italy, partially offset by the depreciation in the value of the Euro against Sterling. Absa balances increased 12% due to the appreciation in the value of the Rand against Sterling during 2010.

Analysis of Retail Loans & Advances to Customers at Amortised Cost Net of Impairment Allowances

	Home Loans		Credit Cards and Unsecured Loans		Other Retail Lending		Total Retail
	31.12.10 £m	31.12.09 £m	31.12.10 £m	31.12.09 £m	31.12.10 £m	31.12.09 £m	31.12.10 £m	31.12.09 £m
UK Retail Banking	101,210	87,943	6,500	7,329	4,353	4,205	112,063	99,477
Barclaycard	-	-	20,991	21,564	5,309	5,226	26,300	26,790
WE Retail Banking	36,395	34,506	4,756	3,511	2,516	3,322	43,667	41,339
Barclays Africa	203	142	1,598	1,520	1	11	1,802	1,673
Absa	23,988	20,492	2,447	2,282	3,260	3,859	29,695	26,633
Barclays Corporate	377	396	783	984	256	162	1,416	1,542
Barclays Wealth	5,882	5,620	2,096	1,822	5,531	2,474	13,509	9,916
Total	168,055	149,099	39,171	39,012	21,226	19,259	228,452	207,370

1	WE Retail Banking includes loans and advances to business customers at amortised cost.

2	Barclays Corporate primarily includes retail portfolios in India, UAE and Russia.

Barclays PLC – 2010 Results	44

Risk Management

Total retail loans and advances net of impairment were £228,452m on 31st December 2010 (2009: £207,370m), of which Home Loans were £168,055m (2009: £149,099m), Credit Cards and Unsecured loans were £39,171m (2009: £39,012m), and Other Retail Lending were £21,226m (2009: £19,259m).

Total Home Loans net of impairment to retail customers rose by 13% to £168,055m (2009: £149,099m) principally due to an increase in the UK Home Loan portfolios within UK Retail Banking which grew 15% to £101,210m (2009: £87,943m). Home Loans represented 74% of total retail loans and advances to customers on 31st December 2010 (2009: 72%).

Credit Risk Loans

CRLs in the Retail portfolios rose 9% to £12,571m (2009: £11,503m) reflecting increases in Home Loans of 14% to £4,294m (2009: £3,758m) primarily due to an increase in recovery balances in the Sterling value of Absa Home Loans portfolio and the acquisition of Standard Life Bank. Credit Cards, Unsecured and Other Retail Lending increased 7% to £8,277m (2009: £7,745m) reflecting higher recovery balances as accounts rolled through to later delinquency cycles in most businesses and a weak debt sale market.

The CRL coverage ratios were higher at 31st December 2010 in Retail Home Loans at 19.9% (2009: 17.0%) and in Retail Credit Cards Unsecured and Other Retail Lending at 72.8%, (2009: 70.8%) but remained within typical severity rate ranges for these types of products.

Retail Impairment

In Retail portfolios, the impairment charge against loans and advances fell 16% to £3,296m (2009: £3,919m) as a result of lower charges across all businesses. This reflected the improving economic conditions compared to 2009, particularly in the labour and housing sectors, the continuing low interest rate environment, credit actions taken and an improved collections performance. This improvement was partially offset by the impact of a fall in house prices in Spain. The largest improvement was in UK Retail Banking which decreased 21% to £739m principally due to lower charges-offs and flows into collections in unsecured loans and overdrafts. The decrease of 6% to £1,668m in Barclaycard reflected positive underlying delinquency and bankruptcy trends, most notably in the US Cards and Absa Cards portfolios.

In Barclays Corporate, the impairment of retail portfolios decreased 53% to £115m, reflecting improving delinquency performance in the Indian and UAE portfolios. In Absa, impairment fell 23% to £385m mainly as a result of improvement in the retail mortgage portfolio partially offset by the appreciation in the value of the Rand against Sterling. Impairment charges were also lower in Western Europe Retail Banking, primarily due to an improved performance in collections and lower delinquency rates in the majority of the Spanish portfolios. Impairment charges reduced in Barclays Africa as a result of an improved collections performance.

The loan loss rate across the Group’s Retail portfolios for 2010 was 140bps (2009: 184bps).

The principal uncertainties relating to the performance of the Group’s retail portfolios in 2011 include:

—	The increase in unemployment due to fiscal-tightening and other measures

—	Sustainability of economic recovery particularly in the UK, US, Spain and South Africa

—	Impact of rising inflation and the speed and extent of interest rate rises on affordability

—	The possibility of any further falls in residential property prices in the UK, South Africa and Western Europe

Barclays PLC – 2010 Results	45

Risk Management

Home Loans

The Group’s principal Home Loan portfolios consisted of UK Retail Banking (60% of the Group total), Western Europe Retail Banking (primarily Spain and Italy) (22%) and South Africa (14%). These portfolios account for 96% of the Group’s Home Loan portfolios.

In 2010 Barclays increased lending to meet customer demand, most notably in the UK, whilst maintaining a broadly stable risk appetite. Total Home Loans net of impairment to retail customers rose 13% to £168,055m (2009: £149,099m) principally due to an increase in the Home Loans portfolios within UK Retail Banking which grew 15% to £101,210m (2009: £87,943m). Home Loan represented 74% of total retail loans and advances to customers net of impairment on 31st December 2010 (2009: 72%).

Home Loans was a principal driver of retail asset growth in 2010. The growth was mainly in the UK Home Loans portfolio driven by the acquisition of Standard Life Bank and increased lending. The gross new lending in Home Loans in 2010 was £16,875m in the UK (2009: £14,180m), £1,898m in South Africa (2009: £1,583m), £1,963m in Spain (2009: £2,352m), £3,561m in Italy (2009: £2,860m).

Principal Portfolios[1] As at 31.12.10	Three Month Arrears[2] %	Gross Charge-off Rates[3] %	Recoveries Proportion of Outstanding Balances %	Recoveries Impairment Coverage Ratio[4] %
UK	0.3	0.5	0.7	8.6
South Africa	3.9	3.5	6.7	31.7
Spain	0.4	0.7	1.6	32.0
Italy	0.8	0.6	1.2	29.0

As at 31.12.09
UK	0.3	0.9	0.8	4.8
South Africa	4.1	4.0	5.6	30.1
Spain	0.6	1.3	1.5	10.3
Italy	1.0	0.5	0.9	32.9

Improvements in arrears rates during 2010 were driven by balance growth and increased customer affordability supported by the low base rate environment. The improvement in arrears rates drove lower gross charge-off rates in the majority of portfolios.

Three month arrears rates within the South African portfolio improved as debt counselling balances held in late stage delinquency cycles moved to recoveries. Recoveries as a proportion of outstanding balances increased throughout 2010 as accounts remained in recoveries for an extended period as a result of a longer time taken to realise securities due to increased debt counselling balances moving into recoveries.

1	Principal portfolios comprise - UK: UK Retail Banking residential and buy to let mortgage portfolios; South Africa: Absa retail home loans portfolio; Spain and Italy: Retail mortgage portfolios.

2

Defined as balances greater than 90 days delinquent but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recoveries. UK three month arrear rates for 2009 have been re-stated from 1.04% to exclude balances in recoveries.

3	Defined as balances that were charged off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries.

4	Defined as impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

Barclays PLC – 2010 Results	46

Risk Management

Loan to Value As at 31.12.10	Average LTV on New Mortgages %	New Mortgages Proportion Above 85% LTV %	Portfolio Marked to Market LTV[1] %	Portfolio Proportion Above 85% LTV[1] %
UK	52	<1	43	10
South Africa	61	30	45	27
Spain[2]	61	1	58	12
Italy	59	<1	45	2

As at 31.12.09
UK	48	1	43	14
South Africa	56	25	47	36
Spain[2]	58	<1	54	10
Italy	51	1	45	2

The asset quality of Barclays principal home loan portfolios has continued to be within expectations in the current economic conditions, as a result of the moderate average LTV of the existing portfolio and the range of LTV’s of new mortgage lending.

Barclays has broadly maintained its risk appetite in 2010. There has been an increase across all portfolios in the average LTV on new mortgages, offset by redemptions resulting in year end marked to market LTVs broadly remaining unchanged compared to December 2009.

The increase of average LTV for new mortgage business in the UK and Spain was driven by an increased proportion of new mortgages from house purchase as the remortgage market contracted significantly. In South Africa, the increase was driven by targeted acquisition criteria for higher LTV lending to better quality customers with an existing banking relationship with Absa.

In the UK, buy to let mortgages comprised 6% of the total stock as at 31st December 2010.

1	Portfolio mark-to-market based on current valuations. Definitions includes recoveries balances.

2	Spain mark-to-market methodology based on balance weighted approach as per Bank of Spain requirements.

Barclays PLC – 2010 Results	47

Risk Management

Credit Cards and Unsecured Loans

The Group’s principal Credit Cards and Unsecured Loans portfolios are primarily comprised of UK Cards (28% of Group’s total Credit Cards and Unsecured Loans), UK Loans (14%) and US Cards (17%). These account for 59% of the Group’s Credit Cards and Unsecured Loans.

Principal Portfolios As at 31.12.10	One Month Arrears[1] %	Three Month Arrears[1] %	Gross Charge-off Rates[2] %	Recoveries Proportion of Outstanding Balances %	Recoveries Impairment Coverage Ratio[3] %
UK Cards	3.4	1.5	8.4	9.1	83.9
UK Loans[4]	4.7	2.6	7.9	18.5	82.5
US Cards	4.6	2.5	12.2	8.1	93.8

As at 31.12.09
UK Cards	4.2	1.8	7.4	8.5	81.3
UK Loans[4]	6.1	3.8	8.2	16.8	80.7
US Cards	6.1	3.3	12.2	6.4	91.7

Gross new lending in 2010 for UK Cards was £2,298m (2009: £1,414m), for UK Loans was £2,212m (2009: £2,339m), and for US Cards was £4,126m (2009: £4,837m), representing the three main Credit Cards and Unsecured Loans retail portfolios in the Group. Loans and advances to customers net of impairment allowances remained broadly flat in 2010 at £39,171m (2009: £39,012m).

Three month arrears rates improved across all of Group’s largest unsecured portfolios in 2010. UK Cards arrears rates fell to 1.5% (2009: 1.8%), reflecting the impact of improving economic conditions during 2010, while UK Loans arrears rates fell to 2.6% (2009: 3.8%) and US Cards arrears rates fell to 2.5% (2009: 3.3%).

The recoveries impairment coverage ratios as at 31st December 2010 were 83.9% for UK Cards (2009: 81.3%), 82.5% for UK Loans (2009: 80.7%), and 93.8% for US Cards (2009: 91.7%).

Recoveries impairment coverage ratio against UK Cards, UK Loans and US Cards improved during 2010.

Retail Forbearance Programmes

During 2010, Barclays continued to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements are collectively referred to as Forbearance Programmes. These agreements were initiated by the customer, the Bank or a third party and also included approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

The Group Retail Impairment Policy outlines the methodology for impairment of assets that are categorised as under forbearance. Identified impairment is raised for such accounts, recognising the agreement between the bank and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in appropriately higher provision being held than for fully performing assets.

1

Defined as balances greater than 30 or 90 days delinquent but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recovery. Percentages include accounts on forbearance programmes.

2	Defined as balances that charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recovery.

3	Defined as impairment allowance held against recovery balances, expressed as a percentage of balances in recoveries.

4	UK Loans three month arrears rates for 2009 have been restated from 2.74% to align with new arrears definitions as per Group policy.

Barclays PLC – 2010 Results	48

Risk Management

Barclays forbearance programmes with the largest impairment allowances were in the Credit Cards and Unsecured Loans portfolios. Forbearance programme balances and impairment coverage ratios within the Group’s principal Credit Cards and Unsecured Loans portfolios as at 31st December 2010 were:

UK Cards: Balances £875m, Impairment Coverage 35.1% (2009: £942m, 28.1%)

UK Loans: Balances £215m, Impairment Coverage 31.7% (2009: £202m, 18.8%)

US Cards: Balances £150m, Impairment Coverage 18.4% (2009: £198m, 20.5%)

The impairment coverage of UK Cards and Loans Forbearance Programmes improved during 2010.

The impairment coverage of US Cards Forbearance Programmes decreased as a result of an improvement in portfolio mix to lower delinquency cycles, which are impaired at lower rate.

In addition, the Group has forbearance programmes on secured portfolios, principally Home Loan in the UK and South Africa, against which appropriate impairment allowances are held in line with the Group’s impairment policy. Due to the value of the security held against these loans, impairment allowances held against our UK and South African Home Loan balances in forbearance are less significant than those held against Credit Cards and Unsecured Loans in forbearance.

Other Retail Lending

Other Retail Lending net of impairment was £21,226m (2009: £19,259m). This balance primarily consisted of the Local Business portfolio in UK Retail Banking (20%), the Barclays Partner Finance (9%) and FirstPlus (16%) portfolios in Barclaycard, Absa Vehicle and Asset Finance (15%) and other secured lending portfolios in Barclays Wealth (26%).

Impairment charges on these portfolios decreased 10% to £453m (2009: £506m). Impairment charges on the Barclays Partner Finance portfolio decreased 5% to £106m (2009: £111m) and on the UK Secured Lending portfolio (FirstPlus) 31% to £112m (2009: £163m) driven by improved economic conditions, previous credit risk actions and, in the case of FirstPlus, the run-off of the portfolio. Impairment charges on the Absa Vehicle and Asset Finance portfolio decreased 12% to £73m (2009: £83m) reflecting the impact of exchange rate movements. Impairment charges on the other secured lending in Barclays Wealth reduced by 54% to £6m (2009: £13m) due to impairment in Spain in 2009 not recurring. Impairment charges on the Local Business portfolio in UK Retail Banking increased 15% to £156m (2009: £136m).

Barclays PLC – 2010 Results	49

Risk Management

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 93.0% of the portfolio (2009: 91.8%).

	As at 31.12.10		As at 31.12.09
	£m	%	£m	%
AAA to BBB- (investment grade)	186,793	93.0%	165,571	91.8%
BB+ to B	9,329	4.7%	12,192	6.8%

B- or lower	4,665	2.3%	2,571	1.4%
Total	200,787	100.0%	180,334	100.0%

Of Which Issued by:
- governments and other public bodies	107,922	53.7%	88,083	48.8%
- US agency	30,048	15.0%	23,924	13.3%
- mortgage and asset-backed securities	13,993	7.0%	17,826	9.9%
- corporate and other issuers	47,321	23.6%	41,641	23.1%
- bank and building society certificates of deposit	1,503	0.7%	8,860	4.9%
Total	200,787	100.0%	180,334	100.0%

Of Which Classified as:
- trading portfolio assets	139,240	69.3%	126,520	70.2%
- financial instruments designated at fair value	1,918	1.0%	4,007	2.2%
- available for sale securities	59,629	29.7%	49,807	27.6%
Total	200,787	100.0%	180,334	100.0%

Debt securities and other bills increased by £20.5bn, with the most significant increases relating to investment grade government securities. Securities rated as sub-investment grade increased by £2.1bn, reflecting the receivable arising as part of the acquisition of the North American business of Lehman Brothers, moving from loans and advances to available for sale financial instruments.

Barclays PLC – 2010 Results	50

Risk Management

Market Risk

Risk Measurement and Control

Barclays uses a range of complementary technical approaches to measure and control traded market risk including: Daily Value at Risk (DVaR), Expected Shortfall, 3W, Primary and Secondary risk factor stress testing and Combined scenario stress testing.

DVaR, Expected Shortfall and 3W metrics are estimated from the same data set. DVaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level. Expected Shortfall is the average of all one day hypothetical losses beyond DVaR while 3W is the average of the three largest one day estimated losses.

Market volatility increased in 2010 due to concerns over future economic growth and the sovereign debt crisis, but remained below the extreme levels observed in 2008. The extreme observations began to roll-out of the two year DVaR historical data set in September 2010 and were replaced in the data time series by less volatile 2010 observations.

Barclays Capital’s DVaR model has also been approved by the FSA to calculate regulatory capital for trading book portfolios. The FSA categorises a DVaR model as green, amber or red depending on the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. For Barclays Capital’s trading book, green model status has been maintained for 2010 and 2009. Internally, DVaR is calculated for the trading book and certain banking books.

Stress Testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress testing applies stress moves to key liquid risk factors for each of the major trading asset classes including interest rate, credit spread, commodity, equity and foreign exchange. Secondary stress testing applies stress moves to less liquid risks such as option volatility skew. Combined scenario stress testing applies simultaneous shocks to several risk factors, reflecting a defined extraordinary, but plausible scenario.

Market Risk is controlled through the use of limits, where appropriate, on the above risk measures. DVaR limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level e.g. Emerging Markets. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also in place.

Analysis of Barclays Capital’s Market Risk Exposure

The trading environment in 2010 was characterised by weak underlying economic growth as well as unclear market direction resulting in lower client activity. In this environment, Barclays Capital’s market risk exposure, as measured by average total DVaR, decreased by 31% to £53m (2009: £77m). The reduction was due to a fall in exposures reflecting the lower client activity, increased diversification, and the rolling-off of the 2008 extremely volatile historical data points.

The two main risk factors with material DVaR were credit spread and interest rate. The average DVaR for each of these decreased by £10m (17%) and £11m (25%) respectively. Total DVaR as at 31st December 2010 was £48m (2009: £55m).

Expected Shortfall and 3W in 2010 averaged £78m and £144m respectively representing decreases of £43m (36%) and £65m (31%) compared to 2009.

As we enter 2011, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets future economic growth against a background of fiscal pressures, accommodatory monetary policy and exogenous economic events.

Barclays PLC – 2010 Results	51

Risk Management

	Year Ended 31.12.10			Year Ended 31.12.09
DVaR (95%)	Daily Avg £m	High[1] £m	Low[1] £m	Daily Avg £m	High[1] £m	Low[1] £m
Interest rate risk	33	50	21	44	83	23
Credit spread risk	48	62	30	58	102	35
Commodity risk	16	25	9	14	20	11
Equity risk	14	29	6	13	27	5
Foreign exchange risk	6	15	2	8	15	3
Diversification effect	(64)	n/a	n/a	(60)	n/a	n/a
Total DVaR	53	75	36	77	119	50

Expected shortfall	78	147	47	121	188	88

3W	144	311	72	209	301	148

Analysis of Trading Revenue

Trading revenue reflects top-line income2, excluding income from private equity and Principal Investments.

The average daily trading revenue in 2010 was £52m. This is £19m (27%) less than recorded for 2009 (£71m). There were 236 positive days, 15 negative days and two flat days in 2010 (2009: 247 positive, 5 negative, one flat).

1

The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect number for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

2	Defined on page 92.

Barclays PLC – 2010 Results	52

Risk Management

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Stress tests applied under the Liquidity Framework consider a range of possible wholesale and retail factors leading to loss of financing including:

—	Maturing of wholesale liabilities

—	Loss of secured financing and widened haircuts on remaining book

—	Retail and commercial outflows from savings and deposit accounts

—	Drawdown of loans and commitments

—	Potential impact of a 2 notch ratings downgrade

—	Withdrawal of initial margin amounts by counterparties

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 31st December 2010 was £154bn gross (2009: £127bn) and comprised the following cash and unencumbered assets (of which £140bn are FSA eligible). The Group maintains additional liquid assets to support ongoing business requirements such as payment services. The cost of the Group liquidity pool for 2010 is approximately £900m, an increase on the previous year. This cost has been allocated on the basis of the projected stress outflows arising in each relevant business.

	Cash and Deposits with Central Banks £bn	Government Guaranteed Bonds £bn	Governments and Supranational Bonds £bn	Other Available Liquidity £bn	Total £bn
As at 31.12.10	96	1	46	11	154
As at 31.12.09	81	3	31	12	127

Liquidity Regulation

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. Calibration of the Group’s Liquidity Framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

The Basel Committee of Banking Supervisors (BCBS) issued its final guidelines for liquidity risk management, standards and monitoring in December 2010. These guidelines include a short term liquidity stress metric (the Liquidity Coverage Ratio (LCR)) and a longer term liquidity metric (the Net Stable Funding Ratio (NSFR)). The BCBS guidelines have yet to be implemented into European and UK law and therefore remain subject to refinement and change.

However, the Group monitors compliance against these BCBS metrics and the FSA is expected to bring its ILG metrics into line with the Basel LCR over time. Applying the expected BCBS guidelines to the Group’s liquidity position as at 31st December 2010, the relevant ratios were estimated at 80% of the LCR requirement and 94% of the NSFR requirement.

Barclays PLC – 2010 Results	53

Risk Management

Term Financing

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. As at 31st December 2009, the Group had £15bn of publicly issued term debt maturing during 2010. The corresponding figure for 2011 is £25bn. During 2010, the Group issued approximately £35bn of term funding, comprising:

—	£8bn equivalent of public senior unsecured term funding

—	£4bn equivalent of public covered bonds/ABS

—	£2bn equivalent of public subordinated debt

—	£21bn equivalent of structured notes

This £35bn of term funding refinanced the 2010 requirement, both maturities and early repayments, as well as pre-financed some of the 2011 and 2012 maturities. Additional term funding raised in 2011 will support balance sheet growth, further extension of liability maturities and strengthening of our liquidity position.

The Group liquidity pool is sufficient to cover more than one year of wholesale maturities.

Funding Structure

Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits, Barclays equity and other long term funding. Barclays Capital and, in part, Absa are funded through the wholesale secured and unsecured funding markets.

The loan to deposit and long term funding ratio improved to 77% at 31st December 2010 (2009: 81%). The loan to deposit ratio also improved to 124% at 31st December 2010 (2009: 130%).

Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office Functions

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

The retail, wealth and corporate businesses, together with Head Office functions, do not rely on short term wholesale funding. Rather, these businesses are funded through a combination of customer deposits and long term debt and equity.

In order to assess the funding requirement for these businesses, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out below. As at 31st December 2010, behavioural modelling showed that expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows for each of the first five years. Maturities of net liabilities are, therefore, behaviourally expected to occur after 5 years.

	Cash Inflow/(Outflow)
Behavioural Maturity Profile of Assets and Liabilities	Funding Surplus £bn	Not More Than 1yr £bn	Over 1yr but Not More Than 2yrs £bn	Over 2yrs but Not More Than 3yrs £bn	Over 3yrs but Not More Than 4yrs £bn	Over 4yrs but Not More Than 5yrs £bn	Over 5 yrs £bn
As at 31.12.10	89.9	4.7	17.7	30.1	10.4	2.2	(155.0)
As at 31.12.09	94.5	(10.2)	17.8	21.2	7.8	1.8	(132.9)

Included within the “Not More Than 1 yr” time bucket in the above analysis are £18.9bn of Group liquidity pool assets. These assets have a contractual maturity of greater than 1 year. However, they could be used to generate short-term cash flows, either through sale or secured funding and so the balance has been classified as generating cash inflows within 1 year.

Barclays PLC – 2010 Results	54

Risk Management

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale markets, generating sufficient liquidity to ensure that potential cash outflows in a stressed environment are covered. Much of the short term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. 66% (2009: 73%) of the inventory is funded on a secured basis. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class	Govt %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 31.12.10	64	7	9	3	7	7	3
As at 31.12.09	59	7	7	6	10	8	3

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short term deposits that are placed within the Group liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 26 months at 31st December 2009 to at least 30 months at 31st December 2010.

Absa

Absa operates in a market with structural dependence on wholesale funding sources. This dependence is a function of the savings market in South Africa, which has a higher concentration of cash in investment funds than in the bank savings. This structural shortfall in the bank savings market is transparent and carefully monitored.

Barclays PLC – 2010 Results	55

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and write-downs presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in secondary markets and are therefore excluded from this disclosure.

The balances and write-downs to 31st December 2010 are set out by asset class below:

Barclays Capital Credit Market Exposures1

						Year Ended 31.12.10
US Residential Mortgages	Notes	As at 31.12.10 $m	As at 31.12.09 $m	As at 31.12.10 £m	As at 31.12.09 £m	Fair Value (Losses)/ Gains £m	Impairment (Charge)/ Release £m	Total (Losses)/ Gains £m
ABS CDO Super Senior	A1	3,085	3,127	1,992	1,931	-	137	137
Other US sub-prime and Alt-A2	A2	1,025	1,447	662	894	(43)	(11)	(54)
Monoline protection on US RMBS		-	9	-	6	(1)	-	(1)

Commercial Mortgages
Commercial real estate loans and properties	B1	11,006	12,525	7,106	7,734	(110)	-	(110)
Commercial Mortgaged Backed Securities[2]	B1	184	352	119	218	(5)	-	(5)
Monoline protection on CMBS		18	49	12	30	40	-	40

Other Credit Market
Leveraged Finance[3]	C1	7,636	8,919	4,930	5,507	-	(242)	(242)
SIVs, SIV -Lites and CDPCs	C2	618	896	399	553	50	27	77
Monoline protection on CLO and other	C3	2,541	3,443	1,641	2,126	(55)	-	(55)

Loan to Protium	D	10,884	12,727	7,028	7,859	-	(532)	(532)

Total		36,997	43,494	23,889	26,858	(124)	(621)	(745)

During the year ended 31st December 2010, these credit market exposures decreased £2,969m to £23,889m (2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £3,000m and total write-downs of £745m, offset by foreign exchange rate movements of £776m, primarily relating to the appreciation of the US Dollar against Sterling.

In the year ended 31st December 2010, write-downs comprised £621m (2009: £1,669m) of impairment charges and £124m (2009: £4,417m) of net fair value losses through income. Total write-downs included an impairment charge of £532m (2009: £nil) against the loan to Protium, losses of £75m (2009: £3,007m) against commercial mortgage positions and losses of £220m (2009: £997m) against other credit market positions, partially offset by a gain of £82m (2009: loss of £2,082m) against US residential mortgage positions.

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2	31st December 2009 comparatives have been restated to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.

3	Includes undrawn commitments of £264m (2009: £257m).

Barclays PLC – 2010 Results	56

Risk Management

A.	US Residential Mortgages

A1.	ABS CDO Super Senior

ABS CDO Super Senior positions at 31st December 2010 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables. The positions increased £61m to £1,992m (2009: £1,931m). Net exposures are stated after impairment charges, of which £137m was written back in the current year (2009: charge of £714m). There was also an increase of £87m resulting from appreciation in the value of the US Dollar against Sterling, offset by amortisation of £163m in the year. These balances equated to a 50% mark after impairment and subordination (2009: 49%).

A2.	Other US Sub-Prime and Alt-A

Other US sub-prime and Alt-A positions at 31st December 2010 were £662m (2009: £894m). The decrease reflects net sales and paydowns and other movement of £214m and total write-downs of £54m, partially offset by appreciation of the US Dollar against Sterling of £36m.

B.	Commercial Mortgages

B1. Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages include commercial real estate loans of £5,455m (2009: £6,534m), commercial real estate properties owned of £1,651m (2009: £1,200m) and commercial mortgage-backed securities of £119m (2009: £218m).

Commercial	Real Estate Loans and Properties Owned

In the year ended 31st December 2010, commercial real estate loans and properties owned decreased by £628m to £7,106m (2009: £7,734m). The decrease was driven by net sales, paydowns and restructuring of £374m in the US, £320m in the UK and Europe, and £18m in Asia, as well as losses of £110m (2009: £2,466m), of which £47m related to the US, £13m to UK and Europe, and £50m to Asia. This was offset by the appreciation in value of other currencies against Sterling of £194m.

The geographic distribution of commercial real estate loans comprised 50% UK and Europe, 45% US and 5% Asia.

One large position comprised 35% of the total US commercial real estate loan balance. The remaining 65% of the US portfolio comprised 51 positions.

The UK and Europe portfolio comprised 45 positions at 31st December 2010. In Europe, protection is provided by loan covenants and periodic LTV retests, which cover 77% of the portfolio. 53% of the German portfolio related to one position secured on residential assets.

Barclays PLC – 2010 Results	57

Risk Management

Commercial Real Estate Loans, by Region	As at 31.12.10 £m	As at 31.12.09 £m	Marks at 31.12.10%	Marks at 31.12.09%
US	2,454	2,852	60	62
Germany	1,729	1,959	85	84
Sweden	210	201	78	81
France	198	189	75	70
Switzerland	162	141	86	85
Spain	70	72	67	56
Other Europe	86	370	66	57
UK	285	429	65	61
Asia	261	321	56	77
Total	5,455	6,534

Commercial Real Estate Loans, by Industry

	As at 31.12.10						As at 31.12.09
	US	Germany	Other Europe	UK	Asia	Total	Total
	£m	£m	£m	£m	£m	£m	£m
Residential	1,139	978	-	121	111	2,349	2,439
Office	271	235	532	51	86	1,175	1,338
Hotels	534	-	5	8	-	547	846
Retail	2	376	80	-	4	462	737
Industrial	374	100	109	22	9	614	622
Leisure	-	-	-	83	-	83	140
Land	134	-	-	-	-	134	128
Mixed/Others	-	40	-	-	51	91	284
Total	2,454	1,729	726	285	261	5,455	6,534

Commercial Real Estate Properties Owned, by Industry						As at 31.12.10 £m	As at 31.12.09 £m
Residential						82	56
Office						1,051	927
Hotels						227	126
Retail						157	-
Industrial						45	25
Leisure						36	33
Land						53	31
Mixed/Others						-	2
Total						1,651	1,200

Commercial Mortgage Backed Securities

In the year ended 31st December 2010, commercial mortgage backed securities positions decreased £99m to £119m (2009: £218m), primarily due to net sales and paydowns of £120m.

Barclays PLC – 2010 Results	58

Risk Management

C.	Other Credit Market

C1.	Leveraged Finance

Leveraged Finance Loans by Region	As at 31.12.10 £m	As at 31.12.09 £m
UK	4,238	4,530
Europe	789	1,051
Asia	172	165
US	6	35
Total lending and commitments	5,205	5,781
Impairment	(275)	(274)
Net lending and commitments as at 31st December	4,930	5,507

At 31st December 2010, the net exposure relating to leveraged finance loans reduced £577m to £4,930m (2009: £5,507m) reflecting net paydowns and other movements of £302m, impairment charges of £242m (2009: £396m) and the depreciation of the Euro against Sterling driving currency decreases of £33m.

C2.	SIVs, SIV-Lites and CDPCs

SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 31st December 2010 exposures decreased by £139m to £391m (2009: £530m).

Credit Derivative Product Companies (CDPCs) positions at 31st December 2010 reduced by £15m to £8m (2009: £23m).

C3.	Monoline Protection on CLO and Other

The table below shows Collateralised Loan Obligations (CLOs) and other assets where Barclays held protection from monoline insurers as at 31st December 2010.

By Rating of the Monoline As at 31.12.10	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
AAA/AA	7,324	6,004	1,320	(88)	1,232
Non-investment grade:
- Fair value through profit and loss	742	581	161	(105)	56
- Loans and receivables	6,578	5,873	705	(352)	353
Total	14,644	12,458	2,186	(545)	1,641

As at 31.12.09
AAA/AA	7,336	5,731	1,605	(91)	1,514
Non-investment grade:
- Fair value through profit and loss	1,052	824	228	(175)	53
- Loans and receivables	9,116	7,994	1,122	(563)	559
Total	17,504	14,549	2,955	(829)	2,126

The movement in net exposure of £485m was driven by a decrease in the fair value exposure to monoline insurers of £527m and credit valuation adjustments of £55m (2009: £528m), offset by currency appreciation of £97m.

CLO assets wrapped by non-investment grade rated monolines and classified as loans and receivables declined to a fair value of £5,873m (2009: £7,994m), following the unwinding of certain protection during the year with a notional of £2,745m. As a result, there were CLO assets with a fair value of £1,969m at 31st December 2010 (2009: nil) no longer protected by a monoline insurer. The remaining assets continue to be measured at fair value through profit and loss.

Barclays PLC – 2010 Results	59

Risk Management

D.	Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m ($12,285m), including £5,087m ($8,384m), in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction Barclays extended a $12,641m 10 year loan to Protium.

The table below includes all assets held by Protium as collateral for the loan. At 31st December 2010, there were assets wrapped by a monoline insurer with a fair value of $4,806m (2009: $4,095m). Following the commutation of contracts with one monoline insurer in January 2011, there are no longer any assets wrapped by monoline insurers. Cash and cash equivalents at 31st December 2010 were $1,364m (2009: $688m) including cash realised from sales and paydowns and funds available to purchase third party assets. Other assets at 31st December 2010 were $811m (2009: $567m) including residential mortgage-backed securities purchased by Protium post inception and other asset-backed securities.

Principal and interest payments have been received in accordance with contractual terms. However, following a reassessment of the expected realisation period, the loan is carried at an amount equivalent to the fair value of the underlying collateral. This has resulted in an impairment charge of $824m (£532m).

The loan decreased in local currency between 31st December 2009 and 31st December 2010 primarily due to principal repayments of $993m, the impairment charge of $824m and accrued interest decreases of $26m. Interest payments of $407m were received during the year.

Protium Assets	As at 31.12.10 $m	As at 31.12.09 $m	As at 16.09.09 $m	As at 31.12.10 £m	As at 31.12.09 £m	As at 16.09.09 £m
Other US sub-prime whole loans and real estate	817	1,038	1,124	528	641	682
Other US sub-prime securities	631	578	513	407	357	311
Total other US sub-prime	1,448	1,616	1,637	935	998	993

Alt-A	2,230	2,112	2,185	1,440	1,304	1,326
Monoline protection	225	3,300	4,562	145	2,038	2,768

Credit market related assets	3,903	7,028	8,384	2,520	4,340	5,087

Fair value of underlying US RMBS	519	723	655	335	447	397
Fair value of underlying CMBS	3,257	2,350	1,897	2,103	1,451	1,151
Fair value of underlying CLO and other	1,030	1,022	1,040	665	631	631
Fair value of underlying assets wrapped by monoline insurer	4,806	4,095	3,592	3,103	2,529	2,179

Cash and cash equivalents	1,364	688	250	881	425	152
Other assets	811	567	309	524	350	187

Total assets	10,884	12,378	12,535	7,028	7,644	7,605

Loan to Protium	10,884	12,727	12,641	7,028	7,859	7,669

Barclays PLC – 2010 Results	60

Risk Management

Analysis of Barclays Capital Credit Market Exposures by Asset Class

	Trading Portfolio Assets Debt Securities £m	Financial Assets at Fair Value Equity Securities £m	Financial Assets at Fair Value Debt Securities £m	Financial Assets at Fair Value L&A £m	Derivative Financial Instruments £m	L&A to Customers £m	Available For Sale Debt Securities £m	Other Assets £m	Total as at 31.12.10 £m	Total as at 31.12.09 £m

ABS CDO Super Senior	-	-	-	-	-	1,992	-	-	1,992	1,931

Other US Sub-prime and Alt-A	-	-	-	-	250	5	407	-	662	894

Monoline protection on US RMBS	-	-	-	-	-	-	-	-	-	6

Commercial real estate loans and property	-	743	-	4,712	-	-	-	1,651	7,106	7,734

CMBS	154	-	-	-	(35)	-	-	-	119	218

Monoline protection on CMBS	-	-	-	-	12	-	-	-	12	30

Leveraged Finance[1]	-	-	-	-	-	4,666	-	-	4,666	5,250

SIVs, SIV-lites and CDPCs	-	-	345	-	54	-	-	-	399	553

Monoline protection on CLO and Other	-	-	-	-	1,641	-	-	-	1,641	2,126

Loan to Protium	-	-	-	-	-	7,028	-	-	7,028	7,859

Total exposures	154	743	345	4,712	1,922	13,691	407	1,651	23,625	26,601

1	Undrawn commitments of £264m (2009: £257m) are off-balance sheet and therefore not included in the table above.

Barclays PLC – 2010 Results	61

Risk Management

Group Exposures to Selected Countries

The tables below show the Group’s exposures to selected countries (Spain, Italy, Portugal and Ireland), representing Eurozone countries that have a credit rating of AA or below from Standard and Poor’s and where the Group has an exposure of over £0.5bn.

The Group’s exposure to Greece, which has a sovereign credit rating of BB+, was below £0.5bn. The Group’s balance sheet exposure to Egypt was approximately £2bn, a significant proportion of which represented available for sale assets held in Treasury bills with a maturity less than one year. In addition, contingent liabilities and commitments included less than £1bn relating to Barclays Africa trade finance business in Egypt.

The balances included in the tables below represent the Group’s exposure to retail customers and wholesale customers (comprising corporates and sovereigns) in each of the respective countries.

Assets are stated gross of any trading liability positions and before any risk mitigation but net of impairment allowances and of derivative counterparty netting and collateral held.

A.	Retail

	As at 31.12.10		As at 30.06.10
	Loans and Advances at Amortised Cost	Contingent Liabilities & Commitments	Loans and Advances at Amortised Cost	Contingent Liabilities & Commitments
	£m	£m	£m	£m

Spain	19,053	1,306	18,124	1,805

Italy	16,324	1,004	14,239	945

Portugal	5,813	1,384	4,978	1,162

Ireland	77	9	142	19

Retail exposures mainly related to our domestic lending in Spain, Italy and Portugal, principally residential mortgages. The credit quality of our mortgage lending in Spain and Italy reflects low LTV lending, with average mark to market LTVs at 31st December 2010 in Spain of 58% and in Italy of 45%. Credit risk loan balances in Spain and Italy increased by 22% to £832m and 15% to £553m, respectively.

B.	Wholesale

	Loans and Advances at Amortised Cost		Assets Held at Fair Value		Contingent Liabilities & Commitments
As at 31.12.10	Total	Of which Government	Total	Of which Government
	£m	£m	£m	£m	£m

Spain	6,574	86	8,625	6,665	2,550

Italy	3,180	-	9,258	7,382	2,622

Portugal	2,706	7	2,495	1,207	1,739

Ireland	3,069	-	3,320	452	1,422

As at 30.06.10

Spain	7,167	133	8,731	6,403	3,182

Italy	3,159	-	10,466	8,606	1,546

Portugal	2,405	19	2,408	1,177	1,543

Ireland	3,324	-	3,160	328	1,482

Wholesale exposures relating to Barclays Capital and Barclays Corporate activities in Spain, Italy, Portugal and Ireland cover a broad range of SME, corporate and investment banking activities, as well as Western Europe treasury operations’ holdings of sovereign and corporate bonds in those countries. Loans and advances include exposures at 31st December 2010 to the property and construction industry in Spain of £2,951m, in Portugal of £937m, in Ireland of £195m and in Italy of £71m.

Assets held at fair value primarily comprise trading portfolio assets, which are highly liquid in nature, available for sale positions in investment grade debt securities, and derivatives.

Barclays PLC – 2010 Results	62

Capital and Performance Management

Capital Resources

	As at 31.12.10 £m	As at 31.12.09 £m
Ordinary shareholders’ funds	50,858	47,277
Regulatory adjustments to reserves:
- Available for sale reserve - debt	340	83
- Available for sale reserve - equity	-	(309)
- Cash flow hedging reserve	(152)	(252)
- Defined benefit pension scheme	99	431
- Adjustments for scope of regulatory consolidation	99	196
- Foreign exchange on RCIs and upper Tier 2 loan stock	209	25
- Adjustment for own credit	(621)	(340)
- Other adjustments	(40)	144
Equity non-controlling interests	2,923	2,351
Less: Intangible assets	(8,326)	(8,345)
Less: Net excess of expected loss over impairment at 50%	(168)	(25)
Less: Securitisation positions at 50%	(2,360)	(2,799)
Core Tier 1 capital	42,861	38,437

Preference shares	6,317	6,256
Reserve Capital Instruments	6,098	6,724
Tier 1 Notes[1]	1,046	1,017
Tax on the net excess of expected loss over impairment	(100)	8
Less: Material holdings in financial companies at 50%	(2,676)	(2,805)
Total qualifying Tier 1 capital	53,546	49,637

Revaluation reserves	29	26
Available for sale reserve - equity	-	309
Collectively assessed impairment allowances	2,409	2,443
Tier 2 non-controlling interests	572	547
Qualifying subordinated liabilities:
- Undated loan capital	1,648	1,350
- Dated loan capital	16,565	15,657
Less: Net excess of expected loss over impairment at 50%	(168)	(25)
Less: Securitisation positions at 50%	(2,360)	(2,799)
Less: Material holdings in financial companies at 50%	(2,676)	(2,805)
Total qualifying Tier 2 capital	16,019	14,703

Less: Other regulatory deductions	(2,250)	(880)

Total net capital resources	67,315	63,460

Risk weighted assets	398,031	382,653

Capital Ratios
Core Tier 1 ratio	10.8%	10.0%
Tier 1 ratio	13.5%	13.0%
Risk asset ratio	16.9%	16.6%

1	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC – 2010 Results	63

Capital and Performance Management

Core Tier 1 capital increased by £4.4bn during 2010. £3.6bn of this increase was a result of attributable profit. In addition £1.5bn of equity was issued following the exercise of warrants and £0.7bn additional Core Tier 1 was reflected in the currency translation reserve. These were offset by net losses on available for sale equity positions, of which BlackRock, Inc. was £0.9bn, and dividends paid of £0.5bn.

Total qualifying Tier 1 Capital increased by £3.9bn during 2010 as the increase in Core Tier 1 capital was offset by the redemption of Reserve Capital Instruments of £0.7bn.

Total net capital resources increased by £3.9bn during 2010 reflecting the growth in Tier 1 capital and an increase in total qualifying Tier 2 capital, primarily due to the net issuance of additional subordinated debt of £0.9bn. This was offset by an increase in other regulatory deductions for investments in non-consolidated subsidiaries and associates of £1.4bn.

As at 31st December 2010, on a Basel II basis, the Group’s Core Tier 1 ratio was 10.8% (2009: 10.0%) and the Tier 1 capital ratio was 13.5% (2009: 13.0%).

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business		Risk Weighted Assets by Business
	As at 31.12.10 £m	As at 31.12.09 £m	As at 31.12.10 £m	As at 31.12.09 £m
UK Retail Banking	121,590	109,327	35,274	35,876
Barclaycard	30,324	30,274	31,913	30,566
Western Europe Retail Banking	53,609	51,027	17,269	16,811
Barclays Africa	7,891	7,893	8,003	7,649
Absa	52,373	45,765	30,398	21,410
Barclays Capital	1,094,799	1,019,120	191,275	181,117
Barclays Corporate	85,735	88,798	70,796	76,928
Barclays Wealth	17,849	14,889	12,398	11,353
Investment Management	4,612	5,406	74	73
Head Office Functions and Other Operations	20,863	6,430	631	870
Total	1,489,645	1,378,929	398,031	382,653
Risk Weighted Assets by Risk

	As at 31.12.10 £m	As at 31.12.09 £m
Credit risk	260,998	252,054
Counterparty risk:
- Internal model method	29,466	24,453
- Non-model method	14,397	20,997
Market risk:
- Modelled – VaR	9,209	10,623
- Modelled – IDRC and Non-VaR[1]	3,769	5,378
- Standardised	48,073	38,525
Operational risk	32,119	30,623
Total risk weighted assets	398,031	382,653

Risk weighted assets increased 4% to £398bn in 2010. Year on year, there was a £22bn reduction in underlying risk weighted assets (predominantly in Barclays Capital) as a result of capital management efficiencies and reduced levels of risk and inventory. This was offset in part by both methodology and model changes, which increased risk weighted assets by approximately £28bn. Foreign exchange and other movements accounted for a further increase of £9bn.

1	IDRC - Incremental Default Risk Charge.

Barclays PLC – 2010 Results	64

Capital and Performance Management

Adjusted Gross Leverage 3

	As at 31.12.10 £m	As at 31.12.09 £m
Total assets	1,489,645	1,378,929
Counterparty net/collateralised derivatives[1]	(377,756)	(374,099)
Financial assets designated at fair value and associated cash balances – held in respect of linked liabilities to customers under investment contracts	(1,947)	(1,679)
Net settlement balances and cash collateral[2]	(48,108)	(25,825)
Goodwill and intangible assets	(8,697)	(8,795)
Adjusted total tangible assets	1,053,137	968,531

Total qualifying Tier 1 capital	53,546	49,637

Adjusted gross leverage[2]	20	20
Ratio of total assets to shareholders’ equity	24	24

Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

The adjusted gross leverage was 20x as at 31st December 2010 (2009: 20x) principally as a result of a £3.9bn increase in Tier 1 Capital to £53.5bn offset by the impact of a £84.6bn increase in adjusted total tangible assets. At month ends during 2010 the ratio moved in a range from 20x to 24x, with fluctuations arising as a result of normal trading activities, primarily due to increases in reverse repurchase trading and changes in holdings of trading portfolio assets.

The ratio of total assets to total shareholders equity was 24x as at 31st December 2010 (2009: 24x). The ratio moved within a month end range of 24x to 29x, driven by trading activity fluctuations noted above, as well as changes in gross interest rate derivatives and settlement balances.

Adjusted total tangible assets include cash and balances at central banks of £97.6bn (2009: £81.5bn). Excluding these balances, the adjusted gross leverage would be 18x (2009: 18x).

The Basel Committee of Banking Supervisors (BCBS) issued final guidelines for “Basel III: a global regulatory framework for more resilient banks and banking systems” in December 2010. The guidelines include a proposed leverage metric, to be implemented by national supervisors in parallel run from 1st January 2013 (migrating to a Pillar 1 measure by 2018). Based on our interpretation of the current BCBS proposals the Group’s Basel III leverage ratio as at 31st December 2010 would be within the proposed limit of 33x.

1	Comprising counterparty netting of £340,467m (2009: £342,628m) and collateral held of £37,289m (2009: £31,471m) as disclosed on page 74.

2

As at 31st December 2010 the Group has amended the calculation of adjusted gross leverage to reflect the deduction of £20,996m cash collateral on derivative liability contracts. Applying this approach to 2009 would result in an adjusted gross leverage of 19x.

3

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. However, this measure is not a substitute for IFRS measures and readers should consider IFRS measures as well, such as the ratio of total assets to total shareholders equity shown above.

Barclays PLC – 2010 Results	65

Accounting Policies

Going Concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business and Risk Management sections.

The Directors confirm, in light of current and anticipated economic conditions, that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, a going concern basis for preparing financial statements continues to be adopted.

Changes to Accounting Policy

The Group has continued to apply the accounting policies used for the 2009 Annual Report and has adopted the following standards from 1st January 2010 (prior periods are not affected by these revised standards):

—

IFRS 3 Business Combinations. For the Group, the main change is that any costs directly related to the acquisition of a subsidiary are expensed as incurred, and are not part of the cost of the business combination

—

IAS 27 Consolidated and Separate Financial Statements. Changes in ownership interests in subsidiaries are now accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control. In addition, when the Group ceases to have control in a subsidiary, any retained interest in the subsidiary is re-measured to its fair value, with the change in carrying amount recognised in profit or loss

A number of other amendments and interpretations to IFRS have been issued that first apply from 1st January 2010. These have not resulted in any material changes to the Group’s accounting policies.

Since 1st January 2010, we have reorganised our activities under revised business segments. The comparatives have been restated to reflect this group structure, per our announcement on 22nd March 2010.

Future Accounting Developments

IFRS 9 Financial Instruments contains new requirements for accounting for financial assets and liabilities which, by 30 June 2011, will include new requirements for impairment and hedge accounting, replacing the corresponding requirements in IAS 39 Financial Instruments: Recognition and Measurement. It will introduce significant changes in the way that the Group accounts for financial instruments. The key changes issued and proposed relate to:

—	Financial assets. Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading, which may be held at fair value through equity

—

Financial liabilities. Gains and losses on own credit arising from financial liabilities designated at fair value through profit or loss will be excluded from the Income Statement and instead taken to Other Comprehensive Income

—	Impairment. Both expected losses and incurred losses will be reflected in impairment allowances for loans and advances

—	Hedge accounting. Hedge accounting will be more closely aligned with financial risk management

Adoption is not mandatory until periods beginning on or after 1st January 2013. Earlier adoption is possible, subject to EU endorsement. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

With respect to other future developments the International Accounting Standards Board (IASB) is undertaking a comprehensive review of existing IFRSs which, in June 2010, it prioritised into those IFRSs that it expects to issue by 30th June 2011. In addition to IFRS 9, these 30th June 2011 standards which are expected to be more significant for the Group are as follows:

—	Leases. Under the proposals, lessees are required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet

—	Post employment benefits. The amendments to IAS 19 Employee Benefits require net pension liabilities arising from defined benefit pension schemes to be recognised in full

In addition to the above, the IASB plans to issue new standards on Insurance Contracts, Offsetting, Consolidation, Fair Value Measurement, the Presentation of Other comprehensive income and Revenue recognition. The Group will consider the financial impacts of these new standards as they are finalised.

Barclays PLC – 2010 Results	66

Notes

1.	Net Interest Income

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Cash and balances with central banks	271	131
Available for sale investments	1,483	1,937
Loans and advances to banks	440	513
Loans and advances to customers	17,677	18,456
Other	164	199
Interest income	20,035	21,236

Deposits from banks	(370)	(634)
Customer accounts	(1,410)	(2,716)
Debt securities in issue	(3,632)	(3,889)
Subordinated liabilities	(1,778)	(1,718)
Other	(322)	(361)
Interest expense	(7,512)	(9,318)

Net interest income	12,523	11,918

2. Net Fee and Commission Income
	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Fee and commission income	10,368	9,946
Fee and commission expense	(1,497)	(1,528)
Net fee and commission income	8,871	8,418

3. Net Trading Income
	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Trading income[1]	7,017	8,139
Gain on foreign exchange dealings	670	682
Own credit gain/(charge)	391	(1,820)
Net trading income	8,078	7,001

The own credit adjustment arose on £96bn of Barclays Capital’s financial liabilities designated at fair value (2009: £86bn).

4. Net Investment Income
	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net gain from disposal of available for sale assets	1,027	349
Dividend income	116	6
Net gain/(loss) from financial instruments designated at fair value	274	(208)
Other net investment income/(loss)	60	(91)
Net investment income	1,477	56

1	Trading income includes fair value losses arising from Barclays Capital credit market exposures disclosed on page 56.

Barclays PLC – 2010 Results	67

Notes

5.	Operating Expenses

Operating expenses increased 19% to £19,971m (2009: £16,715m) driven by increases in staff costs, administration and general expenses and goodwill impairment.

Staff Costs	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Salaries and accrued performance costs	8,809	7,795
Share based payments	860	286
Social security costs	719	606
Bank payroll tax	96	225
Post retirement benefits
- defined contribution plans	297	224
- defined benefit plans	213	(33)
- other post retirement benefits	18	16
Other	904	829
Staff costs	11,916	9,948

Of which:
Charge relating to prior year deferrals[1]	1,185	515

Staff costs increased 20% to £11,916m (2009: £9,948m). This was driven by a 13% increase in salaries and accrued performance costs and a £574m increase in share based payments. These increases are primarily due to increased charges relating to prior year deferrals, the continued build-out in Equities and Investment Banking at Barclays Capital and strategic growth initiatives at Barclays Wealth.

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. The total bank payroll tax paid was £437m, of which £225m was recognised in 2009 in respect of 2009 cash awards and certain prior year deferrals distributed during the taxable period. For 2010 a charge of £96m has been recognised in relation to prior year deferrals, with the remaining £116m recognised over the period 2011 to 2013.

The defined benefit post retirement charge increased by £246m reflecting the non-recurrence of the benefit of the £371m one-off credit arising on closure of the final salary scheme in 2009 offset by the credit of £250m resulting from amendments to the treatment of minimum defined benefits and £54m relating to the Group’s recognition of a surplus in Absa, as well as favourable investment returns over the period.

Number of Employees (Full Time Equivalent)[2]	Year Ended 31.12.10	Year Ended 31.12.09
UK Retail Banking	34,700	31,900
Barclaycard	9,900	10,100
Western Europe Retail Banking	9,400	9,600
Barclays Africa	13,900	14,400
Absa	33,700	33,200
Barclays Capital	24,800	23,200
Barclays Corporate	11,900	12,900
Barclays Wealth	7,700	7,400
Head Office Functions and Other Operations	1,500	1,500
Total Group permanent and fixed term contract staff worldwide	147,500	144,200

1	Excludes bank payroll tax relating to prior year awards of £96m (2009: £35m).

2	Excludes 2,400 employees (2009: 2,500), of consolidated entities engaged in activities that are not closely related to our principal businesses.

Barclays PLC – 2010 Results	68

Notes

5.	Operating Expenses (continued)

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 58,100 (2009: 55,700) in the UK and 89,400 (2009: 88,500) internationally.

Staff numbers have increased by 1,900 to 67,900 (2009: 66,000) for Global Retail Banking largely due to the acquisition of Standard Life Bank, the build-out of Barclays Shared Services in India, the insourcing of operations and the further international development of technology infrastructure. Barclays Capital staff numbers increased 1,600 to 24,800 (2009: 23,200) as a result of investment in sales, origination, trading and research activities. Barclays Corporate staff numbers decreased 1,000 to 11,900 (2009: 12,900) primarily reflecting restructuring in New Markets.

Administration and General Expenses	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Property and equipment	1,813	1,641
Outsourcing and professional services	1,705	1,496
Operating lease rentals	637	639
Marketing, advertising and sponsorship	631	492
Subscriptions, publications and stationery	584	519
Travel and accommodation	358	273
Other administration and general expenses	732	439
Impairment of property, equipment and intangible assets	125	61
Administration and general expenses	6,585	5,560

Administration and general expenses increased 18% (£1,025m) to £6,585m (2009: £5,560m). The increase is principally due to greater regulatory-related costs across the Group (including a settlement in resolution of the investigation into Barclays compliance with US economic sanctions legislation), investment in technology and infrastructure, the acquisitions of Standard Life Bank within UK Retail Banking and the Portuguese and Italian credit card businesses of Citigroup within Western Europe and adverse impacts of foreign currency movements. Impairment charges on property, equipment and intangible assets of £125m (2009: £61m) were principally driven by restructuring in Barclays Capital and Barclays Corporate - New Markets.

In June 2010, the UK Government announced its intention to introduce a bank levy, which will apply to elements of the Group’s consolidated liabilities and equity held as at 31st December 2011. The draft legislation is expected to be enacted by the UK Parliament later this year. Based on the 31st December 2010 balance sheet position and the draft requirements, we estimate that the bank levy would result in an annual charge to the income statement of approximately £400m from 2011 onwards.

Goodwill Impairment

The impairment of goodwill reflects the write off of the goodwill relating to Barclays Bank Russia of £243m, as our activities there are refocused.

6.	Profit on Disposal of Subsidiaries, Associates and Joint Ventures

The profit on disposal of £81m (2009: £188m) is largely attributable to the £77m gain arising from the sale of the Barclays Africa custody business to Standard Chartered Bank.

Barclays PLC – 2010 Results	69

Notes

7.	Acquisitions

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank PLC realising a gain on acquisition of £100m. On 31st March 2010, the Group acquired 100% of the Italian credit card business of Citibank International PLC realising a gain on acquisition of £29m. On 26th July 2010 the Group acquired 86% of Tricorona recognising goodwill of £13m. Details of the net assets acquired and the consideration paid are set out in aggregate below. The operating results of these acquisitions have been included from the dates acquired and, since acquisition, have contributed £142m to consolidated income and £86m to consolidated profit before tax.

Assets	Carrying Value pre-Acquisition £m	Fair Value Adjustments £m	Fair Values £m
Cash and balances at central banks	1,358	-	1,358
Financial assets designated at fair value held on own account	195	-	195
Derivative financial instruments	145	76	221
Loans and advances to banks	165	-	165
Loans and advances to customers	7,709	(96)	7,613
Other assets	83	10	93
Total assets	9,655	(10)	9,645

Liabilities
Deposits from banks	(80)	-	(80)
Customer accounts	(5,853)	-	(5,853)
Derivative financial instruments	(104)	(11)	(115)
Debt securities in issue	(2,782)	64	(2,718)
Subordinated liabilities	(279)	53	(226)
Other liabilities	(16)	(36)	(52)
Total liabilities	(9,114)	70	(9,044)

Net assets acquired	541	60	601

Group share of assets acquired	535	53	588

Total consideration paid in cash			472

Goodwill			13

Gains on acquisitions			129

Acquisition related costs of £7m have been included in operating expenses.

The aggregate net inflow of cash from the acquisitions of the above Group entities was £886m, representing cash and cash equivalents acquired of £1,358m less cash consideration paid of £472m.

Barclays PLC – 2010 Results	70

Notes

8.	Tax

The tax charge for continuing operations for 2010 was £1,516m (2009: £1,074m) representing an effective tax rate of 25% (2009: 23.4%). The effective tax rate for both years differs from the UK tax rate of 28% (2009: 28%) because of non-taxable gains and income, different tax rates that are applied to the profits and losses outside of the UK, disallowable expenditure and adjustments in respect of prior years.

The UK has passed legislation to reduce the UK tax rate from 28% to 27% from 1st April 2011. This reduced the value of the net UK deferred tax asset at 31st December 2010 resulting in a tax charge of £14m (2009: £nil).

The introduction of the UK bank levy is expected to result in a charge to operating expenses in 2011 (see note 5).

	Assets		Liabilities
Current and Deferred Tax Assets and Liabilities	31.12.10	31.12.09	31.12.10	31.12.09
	£m	£m	£m	£m
Current tax	196	349	(646)	(992)
Deferred tax	2,517	2,303	(514)	(470)
Total	2,713	2,652	(1,160)	(1,462)
9. Non-controlling Interests
	Profit Attributable to Non- controlling Interest		Equity Attributable to Non- controlling Interest
	Year Ended	Year Ended	Year Ended	Year Ended
	31.12.10	31.12.09	31.12.10	31.12.09
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	478	477	5,933	5,933
- Reserve Capital Instruments	113	116	1,418	1,908
- Upper Tier 2 instruments	3	6	586	586
Absa Group Limited	362	272	3,208	2,539
Other non-controlling interests	29	24	259	235
	985	895	11,404	11,201

The increase in Absa Group Limited non-controlling interest is attributed to £362m share of net profit and £436m upward foreign exchange movement, partially offset by £138m dividend payment.

Barclays PLC – 2010 Results	71

Notes

10.	Earnings Per Share

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Profit attributable to equity holders of the parent from continuing operations	3,564	2,628
Dilutive impact of convertible options	(10)	(17)
Profit attributable to equity holders of the parent from continuing operations including dilutive impact of convertible options	3,554	2,611

Profit attributable to equity holders of the parent from discontinued operations	-	6,765

Basic weighted average number of shares in issue	11,719m	10,890m
Number of potential ordinary shares	733m	594m
Diluted weighted average number of shares	12,452m	11,484m

Basic earnings per ordinary share from continuing operations	30.4p	24.1p
Basic earnings per ordinary share from discontinued operations	-	62.1p

Diluted earnings per ordinary share from continuing operations	28.5p	22.7p
Diluted earnings per ordinary share from discontinued operations	-	58.9p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding own shares held in employee benefit trusts or for trading.

The basic weighted average number of shares in issue for the year ended 31st December 2010 is the full year impact of the exercise of 379 million warrants in 2009 and the weighted average impact of the 758 million warrants exercised in 2010.

When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 733 million (2009: 594 million) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited.

The increase in the number of potential ordinary shares is primarily driven by the impact of the increase in the average share price to £3.06 (2009: £2.56) on both the 379 million (2009: 1,138 million) unexercised warrants and the 795 million (2009: 667 million) outstanding options granted under employee share schemes, which have strike prices ranging from £1.44 to £6.49 with an average of £4.01 (2009: £4.03).

59 million (2009: 97 million) of the total employee share options and awards at 31st December 2010, were anti-dilutive.

Barclays PLC – 2010 Results	72

Notes

11.	Dividends on Ordinary Shares

As previously announced, it is the Group’s policy to declare and pay dividends on a quarterly basis. The Directors have approved a final dividend in respect of 2010 of 2.5p per ordinary share of 25p each, which will be paid on 18th March 2011. The financial statements for the year ended 31st December 2010 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2011. The financial statements for 2010 include the following dividends paid during the year:

	Year Ended 31.12.10		Year Ended 31.12.09
Dividends Paid During the Year	Per Share Pence	Total £m	Per Share Pence	Total £m
Final dividend paid during year	1.5p	176	-	-
Interim dividends paid during year	3.0p	355	1.0p	113

For qualifying US and Canadian resident ADR holders, the final dividend of 2.5p per ordinary share becomes 10p per ADS (representing four shares). The ADR depositary will post the final dividend on 18th March 2011 to ADR holders on the record at close of business on 25th February 2011.

12.	Derivative Financial Instruments

	Contract Notional Amount	Fair Value
Derivatives Held for Trading - 31st December 2010		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	3,513,911	60,420	(62,141)
Interest rate derivatives	41,764,637	270,730	(251,941)
Credit derivatives	1,952,475	47,017	(45,044)
Equity and stock index and commodity derivatives	1,286,181	40,419	(44,037)
Total derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	149,763	760	(925)
Derivatives designated as fair value hedges	83,968	924	(1,012)
Derivatives designated as hedges of net investments	6,622	49	(416)
Total derivative assets/(liabilities) designated in hedge accounting relationships	240,353	1,733	(2,353)
Total recognised derivative assets/(liabilities)	48,757,557	420,319	(405,516)

Derivatives Held for Trading - 31st December 2009
Foreign exchange derivatives	2,838,168	51,488	(57,697)
Interest rate derivatives	33,203,958	260,375	(244,337)
Credit derivatives	2,016,796	56,295	(51,780)
Equity and stock index and commodity derivatives	1,073,057	47,480	(48,205)
Total derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	115,672	717	(545)
Derivatives designated as fair value hedges	58,054	438	(618)
Derivatives designated as hedges of net investments	6,292	22	(234)
Total derivative assets/(liabilities) designated in hedge accounting relationships	180,018	1,177	(1,397)
Total recognised derivative assets/(liabilities)	39,311,997	416,815	(403,416)

Barclays PLC – 2010 Results	73

Notes

12.	Derivative Financial Instruments (continued)

Gross derivative assets increased by 1% to £420.3bn (2009: £416.8bn) reflecting decreases in major forward curves and currency fluctuations, offset by trade optimisation initiatives.

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

31st December 2010	Gross Assets £m	Counterparty Netting £m	Net Exposure £m
Foreign exchange	60,494	49,405	11,089
Interest rate	272,386	224,124	48,262
Credit derivatives	47,017	39,786	7,231
Equity and stock index	14,586	10,523	4,063
Commodity derivatives	25,836	16,629	9,207
	420,319	340,467	79,852

Total collateral held			37,289

Net exposure less collateral			42,563

31st December 2009
Foreign exchange	51,775	45,391	6,384
Interest rate	261,211	213,446	47,765
Credit derivatives	56,295	48,774	7,521
Equity and stock index	17,784	13,330	4,454
Commodity derivatives	29,750	21,687	8,063
	416,815	342,628	74,187

Total collateral held			31,471

Net exposure less collateral			42,716

Barclays PLC – 2010 Results	74

Notes

13.	Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
31st December 2010	Quoted Market Prices (Level 1) £m	Observable Inputs (Level 2) £m	Significant Unobservable Inputs (Level 3) £m	Total £m
Trading portfolio assets	48,466	114,660	5,741	168,867
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale assets	25,619	36,201	3,290	65,110
Total Assets	82,514	584,250	29,017	695,781

Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total Liabilities	(32,818)	(533,128)	(9,992)	(575,938)

31st December 2009
Trading portfolio assets	76,256	69,010	6,078	151,344
Financial assets designated at fair value	6,975	24,893	10,700	42,568
Derivative financial assets	3,163	401,451	12,201	416,815
Available for sale assets	19,919	35,287	1,277	56,483
Total Assets	106,313	530,641	30,256	667,210

Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial liabilities designated at fair value	(109)	(83,944)	(3,828)	(87,881)
Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)
Total Liabilities	(44,733)	(484,796)	(13,020)	(542,549)

Transfers between level 1 and level 2 primarily comprised government bonds that are no longer deemed to be exchange traded.

Barclays PLC – 2010 Results	75

Notes

13.	Financial Instruments Held at Fair Value (continued)

The following table summarises the movements in the level 3 balance during the year. The table shows gains and losses and includes amounts for financial assets and liabilities transferred into and out of level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

	Trading Portfolio Assets £m	Financial Assets Designated at Fair Value £m	Available for Sale Assets £m	Trading Portfolio Liabilities £m	Financial Liabilities Designated at Fair Value £m	Net Derivative Financial Instruments £m	Total £m
As at 1st January 2010	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236
Purchases	2,830	890	234	(96)	(12)	762	4,608
Sales	(3,334)	(1,117)	(121)	-	39	147	(4,386)
Issues	-	-	-	-	(243)	(555)	(798)
Settlements	(455)	(924)	(206)	63	601	(94)	(1,015)
Total gains and losses recognised in the income statement in the year
- trading income	683	203	-	-	(730)	(5)	151
- non trading income	-	173	(94)	-	-	-	79
Total gains or losses recognised in other comprehensive income	-	-	208	-	-	-	208
Transfers in/(transfers out)	(61)	979	1,992	10	536	(514)	2,942
As at 31st December 2010	5,741	10,904	3,290	(101)	(3,637)	2,828	19,025

As at 1st January 2009	14,625	17,681	3,137	(258)	(3,779)	7,493	38,899
Purchases	2,021	700	459	(70)	(313)	2,334	5,131
Sales	(7,018)	(4,875)	(9)	172	690	(3,548)	(14,588)
Issues	-	-	-	-	(1,343)	(1,718)	(3,061)
Settlements	(410)	(804)	(347)	-	763	(100)	(898)
Total gains and losses recognised in the income statement in the year
- trading income	(2,290)	(3,356)	-	27	1,574	(3,516)	(7,561)
- non trading income	-	(434)	(131)	-	-	-	(565)
Total gains or losses recognised in other comprehensive income	-	-	(103)	-	-	-	(103)
Transfers in/(transfers out)	(850)	1,788	(1,729)	51	(1,420)	2,142	(18)
As at 31st December 2009	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236

The significant movements in the level 3 positions during the year ended 31st December 2010 are explained below:

—	Purchases of £4.6bn were primarily composed of £2.3bn of asset backed products, £0.6bn of equity products, £0.4bn of non-asset backed debt instruments and £0.4bn of private equity assets

—	Sales of £4.4bn included the sale of £2.4bn of asset backed products, £0.6bn of non-asset backed debt instruments, £0.6bn of private equity assets and £0.4bn of commercial real estate loans

—	Net Issuances and Settlements of £1.8bn were primarily driven by £0.6bn of commercial real estate settlements and £0.5bn of equity product issuances

—

Transfers into Level 3 primarily reflected a £2.0bn receivable arising as part of the acquisition of the North American businesses of Lehman Brothers. This resulted from a change in the accounting treatment from loans and advances to available for sale financial instruments. This classification is due to the uncertainty inherent in any litigation, rather than uncertainty relating to the valuation of the assets themselves. In addition, a further £1.0bn was transferred from level 2 to level 3 principally due to unobservable valuation inputs being deemed significant to the overall valuation of certain fixed rate loans as at 31st December 2010

Barclays PLC – 2010 Results	76

Notes

13.	Financial Instruments Held at Fair Value (continued)

The following table discloses the gains and losses recognised in the year arising on level 3 financial assets and liabilities held as at 31st December.

As at 31st December 2010	Trading Portfolio Assets £m	Financial Assets Designated at Fair Value £m	Available for Sale Assets £m	Trading Portfolio Liabilities £m	Financial Liabilities Designated at Fair Value £m	Net Derivative Financial Instruments £m	Total £m
Recognised in the income statement
- trading income	345	215	-	(1)	(528)	(66)	(35)
- non trading income	-	115	(166)	-	-	-	(51)
Total gains or losses recognised in other comprehensive income	-	-	133	-	-	-	133
Total	345	330	(33)	(1)	(528)	(66)	47

As at 31st December 2009
Recognised in the income statement
- trading income	(736)	(3,034)	-	8	(269)	(2,817)	(6,848)
- non trading income	-	(452)	(140)	-	-	-	(592)
Total gains or losses recognised in other comprehensive income	-	-	(65)	-	-	-	(65)
Total	(736)	(3,486)	(205)	8	(269)	(2,817)	(7,505)

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Opening balance	99	128
Additions	56	39
Amortisation and releases	(18)	(68)
Closing balance	137	99

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.7bn (2009: £1.9bn) or to decrease the fair values by up to £1.8bn (2009: £2.2bn) with substantially all the potential effect being recorded in profit or loss rather than equity. The metric has not been offset by the effect of hedging. No stress has been applied to the £2.0bn receivable arising from the Lehman acquisition since, as disclosed in note 20, it is not possible to estimate any possible loss to Barclays in relation to the matter.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying market.

Barclays PLC – 2010 Results	77

Notes

14.	Reclassification of Financial Assets Held for Trading

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes, and thus considered as loans and receivables.

There were no additional reclassifications of financial assets during 2010.

The carrying value of the securities previously reclassified into loans and receivables has decreased from £9,378m to £8,625m as a result of sales, paydowns and maturities of the underlying securities, offset by foreign exchange movements and increases due to reversal of the discount on reclassification.

Sales of securities from the 16th December 2008 reclassification totalled £390m (2009: £1,280m) and sales of securities from the 25th November 2009 reclassification totalled £178m (2009: nil).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	As at 31.12.10		As at 31.12.09
Trading Assets Reclassified to Loans and Receivables	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m
Reclassification 25th November 2009	8,081	7,842	8,099	7,994
Reclassification 16th December 2008	544	545	1,279	1,335
Total financial assets reclassified to loans and receivables	8,625	8,387	9,378	9,329

The reclassified financial assets contributed £359m (2009: £192m) to interest income. If the reclassifications had not been made, the Group’s income statement for 2010 would have additional losses on the reclassified trading assets of £189m (2009: £49m).

15.	Provisions

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Redundancy and restructuring	177	162
Undrawn contractually committed facilities and guarantees	229	162
Onerous contracts	74	68
Sundry provisions	467	198
	947	590

Included in sundry provisions are provisions in respect of litigation of £151m (2009: £27m).

16.	Retirement Benefit Liabilities

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2010 was £2,896m (2009: £3,946m). There are net recognised liabilities of £239m (2009: £698m) and unrecognised actuarial losses of £2,657m (2009: £3,248m). The net recognised liabilities comprised retirement benefit liabilities of £365m (2009: £769m) and assets of £126m (2009: £71m).

The Group’s IAS 19 pension deficit in respect of the main UK Scheme as at 31st December 2010 was £2,552m (2009: £3,534m). The reduction of this deficit is mainly attributed to better than expected asset performance, combined with a reduction in the pension liability of £250m resulting from amendments to the treatment of minimum defined benefits and contributions paid in excess of the pension expense.

The last triennial funding valuation of the main UK scheme was performed with an effective date of 30th September 2007. The Group agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this and in 2010 made an additional voluntary contribution of £300m (2009: £150m). The next triennial funding valuation of the main UK scheme with an effective date of 30th September 2010 is currently in progress.

Barclays PLC – 2010 Results	78

Notes

17.	Share Capital

Called Up Share Capital

Called up share capital comprises 12,182 million (2009: 11,412 million) ordinary shares of 25p each.

The Group’s authority to buy back ordinary shares (up to 1,204 million ordinary shares) was renewed at the 2010 Annual General Meeting. This allows the Group to continue to actively manage its debt and equity capital resources.

Group Share Schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements.

Warrants

On 31st October 2008, Barclays PLC issued warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments. A total of 758.4 million (2009: 379.2 million) of these warrants were exercised during the year, resulting in a credit to share capital of £190m (2009: £94m) and to the share premium account of £1,310m (2009: £655m). As at 31st December 2010 there were unexercised warrants to subscribe for 379.2 million shares (2009: 1,137.7 million).

Barclays PLC – 2010 Results	79

Notes

18.	Other Reserves

	Year Ended 31.12.10			Year Ended 31.12.09
Currency Translation Reserve	Other Reserves £m	Non- controlling Interest £m	OCI Movement £m	Other Reserves £m	Non- controlling Interest £m	OCI Movement £m
Currency translation differences	742	442	1,184	(1,138)	277	(861)
Tax	-	-	-	(2)	-	(2)
	742	442	1,184	(1,140)	277	(863)

Available for Sale Reserve
Net (losses)/gains from changes in fair value	(136)	3	(133)	1,185	(9)	1,176
Net gains transferred to net profit on disposal[1]	(1,027)	7	(1,020)	(415)	(7)	(422)
Net losses transferred to net profit due to impairment	51	2	53	670	2	672
Changes in insurance liabilities	31	-	31	(67)	-	(67)
Net gains transferred to net profit due to fair value hedging	(308)	-	(308)	(123)	-	(123)
Tax	144	(3)	141	(179)	2	(177)
	(1,245)	9	(1,236)	1,071	(12)	1,059

Cash Flow Hedging Reserve
Net gains from changes in fair value	398	203	601	286	(1)	285
Net gains transferred to net profit	(554)	(130)	(684)	(92)	(28)	(120)
Tax	56	(17)	39	(75)	10	(65)
	(100)	56	(44)	119	(19)	100

Currency Translation Reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation differences of £1,184m, including £442m associated with non-controlling interests, is largely due to the appreciation in the Rand and US Dollar, offset by the depreciation in the Euro.

During the year, £279m of the currency translation reserve was recognised in the income statement, principally as a result of the restructuring of group entities based in the US and repatriation of capital from overseas. A part of this restructuring resulted in Barclays Group US no longer being a US Bank Holding Company.

Available for Sale Reserve

The net losses from changes in fair value of £133m were driven by the decrease in the fair value of the Group’s investment in BlackRock Inc. of £764m, partially offset by increases in the fair value of other available for sale assets as markets recovered.

The net gains transferred to net profit on disposal arose on the disposal of the structural hedge portfolio, sovereign positions that were no longer eligible for liquidity purposes and excess Euro, US Dollar and Japanese Yen government securities.

Cash Flow Hedge Reserve

Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes more than offset by related gains transferred to net profit.

1	Available for sale net gains transferred to net profit on disposal in 2009 includes £349m gain relating to continuing operations and £66m gain relating to discontinued operations.

Barclays PLC – 2010 Results	80

Notes

19.	Contingent Liabilities and Commitments

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Securities lending arrangements	27,672	27,406
Guarantees and letters of credit pledged as collateral security	13,783	15,406
Performance guarantees, acceptances and endorsements	9,175	9,962
Contingent liabilities	50,630	52,774

Documentary credits and other short-term trade related transactions	1,194	762

Standby facilities, credit lines and other commitments	222,963	206,513

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%–10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the sale of the business. As at 31st December 2010, the fair value of the collateral held was £28,465m (2009: £28,248m) and that of the stock lent was £27,672m (2009: £27,406m).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK’s compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The total of these facilities is understood to be approximately £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £63m in other liabilities as at 31st December 2010 (2009: £108m) in respect of levies raised by the FSCS.

Barclays Capital US Mortgage Activities

Barclays activities within the US mortgage market during the period 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $7bn of loans to others - including loans sold in 2009. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010. In connection with Barclays loan sales and sponsored private-label securitisations, Barclays made certain representations and warranties (R&Ws) that the loans sold met certain requirements. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws were breached. The $7bn of loans sold to others were generally priced at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided mortgage loan R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Total unresolved repurchase requests associated with all loans sold to others and private label activities were $21m at 31st December 2010. Additionally, claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Although current provisions are adequate to cover estimated losses associated with outstanding repurchase claims, it is not practicable to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the foregoing matters at this time.

Barclays PLC – 2010 Results	81

Notes

20.	Legal proceedings

Lehman Brothers Holdings Inc.

On 15th September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 31st December 2010, approximately £2.0bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31st December 2010. The Court commenced a hearing in mid-April 2010, and claimants completed the presentation of their fact evidence on 25th June 2010. The evidentiary hearing resumed in August, September and October 2010, when Barclays presented its case-in-chief and both sides presented expert testimony. Evidence is now closed. Closing arguments were heard on 21st October 2010, and the post-trial briefing was submitted on 22nd November 2010. Judgment is expected in 2011. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5th January 2011, the Court issued an order, and on 7th January 2011, judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4th February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order, and that motion is pending. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Other

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial statements of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Barclays PLC – 2010 Results	82

Notes

21.	Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory Change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry.

In the UK, the FSA’s current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Consumer Protection and Markets Authority by the end of 2012. The Independent Commission on Banking has been charged by the UK Government with reviewing the UK banking system. Its remit includes looking at reducing systemic risk, mitigating moral hazard, reducing the likelihood and impact of bank failure and competition issues. Its findings and recommendations are expected by September 2011.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform although the full impact will not be known until implementing rules are made by governmental authorities, a process which is currently ongoing.

Payment Protection Insurance (PPI)

PPI has been under scrutiny by the UK competition authorities and financial services regulators. The UK Competition Commission (CC) has undertaken an in-depth enquiry into the PPI market which has resulted in the CC introducing a number of remedies including a prohibition on sale of PPI at the point of sale.

Tackling poor PPI sales practices remains a priority for the FSA who issued a Policy Statement on 10th August 2010 which amends the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook for the handling of such complaints. Firms were initially required by the FSA to implement the new measures by 1st December 2010. In October 2010 the British Bankers’ Association launched a judicial review of the FSA on the basis that the Policy Statement applies incorrect standards for the management of PPI sales complaints, including retrospective application of rules with higher standards than those in place at the time of sale. These proceedings are also against the Financial Services Ombudsman Service (FOS) which seeks to implement the same standards for the resolution of complaints referred to it. Pending the outcome of the proceedings which took place in January 2011, implementation of the Policy Statement and FOS Guidance is on hold and affected complaints cannot be determined. There is currently no indication of the timetable for judgment. It is not practicable to provide an estimate of the financial effects.

Interchange

The Office of Fair Trading (OFT), as well as other competition authorities elsewhere in Europe, continues to carry out investigations into Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing of these cases is uncertain but outcomes may be known within the next 2-4 years.

Sanctions

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK Government. Barclays conducted an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to US economic sanctions and reported the results of that review to various governmental authorities, including the US Department of Justice, the Manhattan District Attorney’s Office and the US Department Of Treasury’s Office of Foreign Assets Control (together the US Authorities), which conducted investigations of the matter.

Barclays PLC – 2010 Results	83

Notes

21.	Competition and Regulatory Matters (continued)

On 18th August 2010, Barclays announced that it had reached settlements with the US Authorities in relation to the investigation by those agencies into compliance with US sanctions and US Dollar payment practices. In addition, an Order to Cease and Desist was issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department. Barclays agreed to pay a total penalty of $298m and entered into Deferred Prosecution Agreements covering a period of 24 months. Barclays fully briefed other relevant regulators on this settlement. The Deferred Prosecution Agreements mean that no further action will be taken against Barclays by the US Authorities if, as is Barclays intention, for the duration of the defined period Barclays meets the conditions set down in its agreements with the US Authorities. Barclays does not anticipate any further regulatory actions relating to these issues.

22.	Discontinued Operations

On 1st December 2009 the Group completed the sale of Barclays Global Investors to BlackRock, Inc. (BlackRock). The consideration at completion was $15.2bn (£9.5bn), including 37.567 million new BlackRock shares. This gave the Group an economic interest of 19.9% of the enlarged BlackRock group, which is accounted for as an available for sale equity investment. The profit on disposal before tax recorded in 2009 was £6,331m, with a tax charge of £43m, reflecting the application of UK substantial shareholdings relief in accordance with UK tax law.

Discontinued operations for 2009 up to the date of disposal, 1st December 2009, generated profit after tax of £6,777m, including £6,288m arising on disposal. In 2009, for the period up to disposal, the discontinued operations generated other comprehensive losses of £58m and a net decrease in cash and cash equivalents of £376m.

Barclays PLC – 2010 Results	84

Other Information

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839

Website

www.barclays.com

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20551 or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JPMorgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Dividend Reinvestment Plan

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP will require Barclays or the Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should write to: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 20551 from the UK or +44 121 415 7004 from overseas. The completed form should be returned to The Plan Administrator to Barclays DRIP on or before 25th February 2011 for it to be effective in time for the payment of the dividend on 18th March 2011. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator to Barclays DRIP at the above address.

1	Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers.

Barclays PLC – 2010 Results	85

Other Information

Results Timetable

Item	Date
Ex-dividend date	23rd February 2011
Dividend Record date	25th February 2011
Dividend Payment date	18th March 2011
Q1 2011 Interim Management Statement[1]	27th April 2011
2011 Annual General Meeting	27th April 2011
2011 Interim Results Announcement[1]	2nd August 2011
Q3 2011 Interim Management Statement[1]	1st November 2011

Economic Data			Change
	31.12.10	31.12.09	31.12.09[2]
Year end - US$/£	1.55	1.62	5%
Average - US$/£	1.55	1.57	2%
Year end - €/£	1.16	1.12	(3%)
Average - €/£	1.17	1.12	(4%)
Year end - ZAR/£	10.26	11.97	17%
Average - ZAR/£	11.31	13.14	16%

The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

1	Note that these announcement dates are provisional and subject to change.
2	The change is the impact to Sterling reported information.

Barclays PLC – 2010 Results	86

Glossary of Terms

Absa - The South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

Absa Card - The portion of Absa’s results that arises from the Absa credit card business and is reported within Barclaycard.

Absa Group Limited - Refers to the consolidated results of the South African Group of which the parent company is listed on the Johannesburg Stock Exchange and in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section - Credit Market Exposures.

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

Adjusted profit before tax - Profit before own credit, gains on other acquisitions and disposals and gains on debt buy-backs.

Africa - Geographic segment comprising countries where Barclays operates within Africa and the Indian Ocean.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section - Credit Market Exposures.

Americas - Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asia - Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section - Credit Market Exposures.

Assets Margin - Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.

Average Customer Balances - Average customer balances which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

Average Daily Value at Risk - The average Daily Value at Risk (defined below) for a specified period of time.

Average LTV on new mortgages - The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed year-to-date divided by total amount of appraised property value.

Average Portfolio MTM LTV - The ratio of the total outstanding balance to the current value of the security, which is estimated using one or more external house price indices, i.e. total outstanding balance divided by total current property value (mark to market).

Bank levy - A levy that will apply to certain UK banks, building societies and the UK operations of foreign banks from 1st January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date.

Barclays Business - A business unit within UK Retail Banking providing banking services to small and medium enterprises.

Barclays Corporate - A business unit that provides global banking services across 10 countries grouped into three regions: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE).

BCBS - Basel Committee of Banking Supervisors (“BCBS”, or “The Basel Committee”), a forum for regular cooperation on banking supervisory matters and develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

Capital ratios - Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets

Barclays PLC – 2010 Results	87

Glossary of Terms

through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section - Credit Market Exposures.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section - Credit Market Exposures.

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Commercial Real Estate - Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section - Credit Market Exposures.

Compensation: income ratio - Staff compensation based costs compared to total income.

Continental Europe - See Barclays Corporate.

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

Core Tier 1 ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Cost: income ratio - Operating expenses compared to total income net of insurance claims.

Cost: net income ratio - Operating expenses compared to total income net of insurance claims less impairment charges and other credit provisions.

Coverage ratio - Impairment allowances as a percentage of credit risk loan balances.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section - Credit Market Exposures.

Credit Market Exposures - Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (CVA) - The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level. (Also see VaR, Average Daily Value at Risk and Spot daily Value at Risk).

Delinquency - See ‘Arrears’.

Equity and Prime Services - Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

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Glossary of Terms

Equity structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

Europe region - Geographic segment comprising countries in which Barclays operates within the EU (excluding UK & Ireland), Northern, Continental and Eastern Europe, including Russia.

Expected loss - The Group’s measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Exposure at default (EAD) - The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Fixed Income, Currency and Commodities - Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

Forbearance - Forbearance Programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

FSA-eligible pool assets (liquid assets buffer) - High quality unencumbered assets that meet the FSA’s requirements for liquidity. These assets include, for example, high quality government or central bank securities, certain sight deposits with central banks, and securities issued by designated multilateral development banks.

Full time equivalent - Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Gains on acquisitions - The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Global Retail Banking (GRB) - UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa.

Gross new UK lending - New lending advanced to UK customers during the year.

Home Loan - A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans - Loans that are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowances have been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances - A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Income - Total income net of insurance claims, unless otherwise specified.

Incremental Default Risk Charge (IDRC) - The IDRC captures default risk. This means the potential for a direct loss due to an obligor’s default as well as the potential for indirect losses that may arise from a default event.

Individually/Collectively Assessed - Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

Individual liquidity guidance (ILG) - Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

Interchange income - A fee that is paid to a credit card issuer in the clearing and settlement of a sales or cash advance transaction.

Investment banking - Fee generating businesses encompassing Advisory, Debt and Equity Origination.

Internal funds pricing - The Group’s mechanism for pricing intra-group funding and liquidity.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Barclays PLC – 2010 Results	89

Glossary of Terms

Liabilities margin - Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities. Expressed as an annualised percentage.

Liquidity Coverage Ratio (LCR) - The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity pool/buffer - The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (held at amortised cost).

Loan to deposit ratio - The ratio of loans and advances to customer accounts. This excludes certain liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured CDs and retail bonds), which are included within debt securities in issue.

Loan to deposit and long term funding ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (due after 1 year) and equity.

Loan to value of new mortgage lending - See Average LTV in new mortgage.

Loan to value ratio (LTV) - Expresses the amount borrowed against asset (i.e. a mortgage) as a percentage of the appraised value. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Monolines - A monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section - Credit Market Exposures.

Monoline Wrapped - Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section - Credit Market Exposures.

Mortgage Backed Securities (MBS) - Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Mortgage related securities - Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Investment Income - Includes the net result of revaluing financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

Net Interest Margin - The margin is expressed as annualised net interest income for Global Retail Bank, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

Net Stable Funding Ratio (NSFR) - The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

Net Trading Income - Arises from trading positions which are held at fair value, including market-making and customer business. The resulting gains and losses are included in the income statement together with interest, dividends and funding costs relating to trading activities.

New Markets - See Barclays Corporate.

Non-investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

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Glossary of Terms

Own Credit - The effect of the Group’s own credit standing on the fair value of financial liabilities.

PCRL Coverage ratio - Impairment allowances as a percentage of total CRL (credit risk loan) and PPL (potential problem loan) balances. See CRL and PPL.

Potential Credit Risk Loans (PCRLs) - Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential Problem Loans (PPLs) - Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Principal Investments - Private Equity Investments.

Prior year deferrals - Charges relating to prior year compensation awards, including share based payments, long term incentive plans and deferred bonuses not recognised in prior years. For accounting purposes, charges for compensation awards are recognised over the period in which the employee provides the related services.

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Product structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Repurchase agreement (repo)/reverse repurchase agreement (reverse repo) - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Retail Loans - Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

Risk asset ratio - A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

Risk weighted assets - A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

SIV Lites - Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates. See Risk Management section - Credit Market Exposures.

Special Purpose Entities (SPEs) or Special Purpose Vehicles (SPVs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including the provision of financing to fund asset purchases, or commitments to provide finance for future purchases; derivative transactions to provide investors in the SPE with a specified exposure; the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and direct investment in the notes issued by SPEs.

Spot Daily Value at Risk - The Daily Value at Risk (defined above) recorded for a specified day.

Structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

Barclays PLC – 2010 Results	91

Glossary of Terms

Structured Investment Vehicles (SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section - Credit Market Exposures.

Structural liquidity - The liquidity available from current positions - principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes - A structured note is an investment which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime - Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default. See Risk Management section - Credit Market Exposures.

Tax paid - All amounts paid to taxation authorities during the year in respect of taxes borne and collected by the Group. This includes corporate income tax paid, taxes paid on behalf of employees, irrecoverable VAT and other taxes.

Tier 1 capital - A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital - Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Top-line income - Income before own credit gains/losses and credit market write-downs.

Total shareholders return - The value created for shareholders through share price appreciation plus dividend payments.

UK & Ireland - See Barclays Corporate.

US Credit Card Act - Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act). Legislation signed into US law on 22nd May 2009 to provide changes to credit card industry practices in the US including significantly restricting credit card issuers’ ability to change interest rates and assess fees to reflect individual consumer risk, change the way payments are applied and requiring changes to consumer credit card disclosures. The majority of the provisions became effective in February 2010.

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Whole loans - A mortgage loan sold in its entirety when the buyer assumes the entire loan along with its rights and responsibilities. A whole loan is differentiated from investments in which the buyer becomes part owner of a pool of mortgages. See Risk Management section - Credit Market Exposures.

Wholesale Loans - Lending to larger businesses, financial institutions and sovereign entities.

Barclays PLC – 2010 Results	92

Index

Absa	16	Liquidity Risk	53
Accounting policies	66	Loans and advances to banks	35
Acquisitions	70	Loans and advances to customers	35
Adjusted gross leverage	65	Market risk	51
Allowance for impairment on		Net fee and commission income	67
loans and advances	42, 44	Net interest income	67
Balance sheet	4	Net investment income/(loss)	67
Barclaycard	10	Net trading income	67
Barclays Africa	14	Non-controlling interests	71
Barclays Capital	18	Operating expenses	68
Barclays Corporate	20	Other information	85
Barclays Wealth	24	Other reserves	80
Capital ratios	63	Outlook	1
Capital resources	63	Potential credit risk loans	39
Cash flow statement	6	Profit attributable to non-controlling
Competition and regulatory matters	83	interests	71
Contingent liabilities and commitments	81	Profit on disposal of subsidiaries,
Core Tier 1 ratio	63	associates and joint ventures	69
Country exposures (selected)	62	Protium loan	60
Credit market exposures	56	Provisions	78
Credit risk	34	Reclassification of financial assets held
Daily Value at Risk (DVaR)	51	for trading	78
Debt securities and other bills	50	Results timetable	86
Derivative financial instruments	73	Retail credit risk	44
Discontinued Operations	84	Retirement benefit liabilities	78
Dividends on ordinary shares	73	Risk asset ratio	63
Earnings per share	72	Risk management	31
Economic data	86	Risk weighted assets	64
Financial instruments held at fair value	75	Share capital	79
Glossary of terms	87	Staff costs	68
Group performance	1	Staff numbers	68
Group results summary	7	Statement of Comprehensive Income	3
Group share schemes	79	Statement of Changes in Equity	5
Head office functions and other operations	28	Tax	71
Impairment charges and other credit		Tier 1 Capital ratio	63
provisions	38	Total assets	4, 64
Income statement	2	UK Retail Banking	8
Investment Management	26	Western Europe Retail Banking	12
Legal proceedings	82	Wholesale credit risk	41

Barclays PLC – 2010 Results	93

Exhibit 99.2

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated results and financial position of Barclays Bank PLC Group and Barclays PLC Group are materially the same, with the key differences being that, in accordance with IFRS:

—

Barclays PLC shares held by the Group in employee share schemes and for trading purposes are deducted from reserves in Barclays PLC but recognised as available for sale and trading portfolio assets within Barclays Bank PLC; and

—

certain capital instruments issued by Barclays Bank PLC, comprising Reserve Capital Instruments, Upper Tier 2 Notes and Preference Shares are recognised as ordinary shareholders equity by Barclays Bank PLC, but represent non-controlling interests in the financial statements of Barclays PLC.

Barclays Bank PLC – 2010 Results

Barclays Bank PLC Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement

Continuing Operations	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Net interest income	12,518	11,669
Net fee and commission income	8,871	8,418
Net trading income	8,080	6,994
Net investment income	1,490	283
Net premiums from insurance contracts	1,137	1,172
Gains on debt buy backs and extinguishers	-	1,249
Other income	118	140
Total income	32,214	29,925

Net claims and benefits incurred on insurance contracts	(764)	(831)
Total income net of insurance claims	31,450	29,094
Impairment charges and other credit provisions	(5,672)	(8,071)
Net income	25,778	21,023

Staff costs	(11,916)	(9,948)
Administration and general expenses	(6,581)	(5,557)
Depreciation of property, plant and equipment	(790)	(759)
Amortisation of intangible assets	(437)	(447)
Goodwill impairment	(243)	(1)
Operating expenses	(19,967)	(16,712)

Share of post-tax results of associates and joint ventures	58	34
Profit on disposal of subsidiaries, associates and joint ventures	81	188
Gains on acquisitions	129	26
Profit before tax from continuing operations	6,079	4,559
Tax on continuing operations	(1,516)	(1,047)
Profit after tax from continuing operations	4,563	3,512
Profit after tax from discontinued operations including gain on disposal	-	6,777
Profit after tax	4,563	10,289

Profit Attributable to Equity Holders of the Parent from:
Continuing operations	4,172	3,228
Discontinued operations	-	6,765
Total	4,172	9,993
Profit attributable to non-controlling interests	391	296

Barclays Bank PLC – 2010 Results	1

Barclays Bank PLC Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Profit after tax	4,563	10,289

Other Comprehensive Income
Continuing operations
Currency translation movements	1,177	(855)
Available for sale investments	(1,255)	1,143
Cash flow hedges	(44)	100
Other	59	217
Other comprehensive income for the year, net of tax, from continuing operations	(63)	605
Other comprehensive income for the year, net of tax, from discontinued operations	-	(58)
Total comprehensive income for the year	4,500	10,836

Attributable to:
Equity holders of the parent	3,609	10,286
Non-controlling interests	891	550
Total comprehensive income for the year	4,500	10,836

Barclays Bank PLC – 2010 Results	2

Barclays Bank PLC Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet
Assets	As at 31.12.10 £m	As at 31.12.09 £m
Cash and balances at central banks	97,630	81,483
Items in the course of collection from other banks	1,384	1,593
Trading portfolio assets	168,930	151,395
Financial assets designated at fair value	41,485	42,568
Derivative financial instruments	420,319	416,815
Loans and advances to banks	37,799	41,135
Loans and advances to customers	427,942	420,224
Reverse repurchase agreements and other similar secured lending	205,772	143,431
Available for sale financial investments	65,440	56,651
Current and deferred tax assets	2,713	2,652
Prepayments, accrued income and other assets	5,269	6,358
Investments in associates and joint ventures	518	422
Goodwill and intangible assets	8,697	8,795
Property, plant and equipment	6,140	5,626
Total assets	1,490,038	1,379,148

Liabilities
Deposits from banks	77,975	76,446
Items in the course of collection due to other banks	1,321	1,466
Customer accounts	345,802	322,455
Repurchase agreements and other similar secured borrowing	225,534	198,781
Trading portfolio liabilities	72,693	51,252
Financial liabilities designated at fair value	97,729	87,881
Derivative financial instruments	405,516	403,416
Debt securities in issue	156,623	135,902
Accruals, deferred income and other liabilities	13,233	14,241
Current and deferred tax liabilities	1,160	1,434
Subordinated liabilities	28,499	25,816
Provisions	947	590
Retirement benefit liabilities	365	769
Total liabilities	1,427,397	1,320,449

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests	59,174	55,925
Non-controlling interests	3,467	2,774
Total shareholders’ equity	62,641	58,699

Total liabilities and shareholders’ equity	1,490,038	1,379,148

Barclays Bank PLC – 2010 Results	3

Barclays Bank PLC Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

Year Ended 31.12.10	Called up Share Capital and Share Premium £m	Other Reserves £m	Retained Earnings £m	Total £m	Non- controlling Interests £m	Total Equity £m
Balance at 1st January 2010	14,494	4,342	37,089	55,925	2,774	58,699
Profit after tax	-	-	4,172	4,172	391	4,563
Other comprehensive income net of tax:
Currency translation movements	-	742	-	742	435	1,177
Available for sale investments	-	(1,264)	-	(1,264)	9	(1,255)
Cash flow hedges	-	(100)	-	(100)	56	(44)
Other	-	45	14	59	-	59
Total comprehensive income for the year	-	(577)	4,186	3,609	891	4,500
Equity settled share schemes	-	-	830	830	-	830

Vesting of Barclays PLC shares under share-based payment schemes	-	-	(718)	(718)	-	(718)
Capital injection from Barclays PLC	-	-	1,214	1,214	-	1,214
Dividends paid	-	-	(235)	(235)	(158)	(393)

Dividends on preference shares and other shareholders’ equity	-	-	(645)	(645)	-	(645)

Net decrease in other shareholders’ equity arising on acquisitions, disposals and capital issuances	-	(487)	-	(487)	-	(487)
Other reserve movements	-	(48)	(271)	(319)	(40)	(359)
Balance at 31st December 2010	14,494	3,230	41,450	59,174	3,467	62,641

Year Ended 31.12.09

Balance at 1st January 2009	14,458	4,287	22,457	41,202	2,372	43,574
Profit after tax	-	-	9,993	9,993	296	10,289

Other comprehensive income net of tax from continuing operations:
Currency translation movements	-	(1,140)	-	(1,140)	285	(855)
Available for sale investments	-	1,155	-	1,155	(12)	1,143
Cash flow hedges	-	119	-	119	(19)	100
Other	-	47	170	217	-	217

Other comprehensive income net of tax discontinued operations	-	(75)	17	(58)	-	(58)
Total comprehensive income for the year	-	106	10,180	10,286	550	10,836
Issue of new ordinary shares	25	-	-	25	-	25
Equity settled share schemes	-	-	298	298	-	298

Vesting of Barclays PLC shares under share-based payment schemes	-	-	(80)	(80)	-	(80)
Capital injection from Barclays PLC	-	-	4,850	4,850	-	4,850
Dividends paid	-	-	(103)	(103)	(132)	(235)

Dividends on preference shares and other shareholders’ equity	-	-	(599)	(599)	-	(599)

Net increase/decrease in non-controlling interests arising on acquisitions, disposals and capital issuances	-	-	-	-	(82)	(82)
Other reserve movements	11	(51)	86	46	66	112
Balance at 31st December 2009	14,494	4,342	37,089	55,925	2,774	58,699

Barclays Bank PLC – 2010 Results	4

Barclays Bank PLC Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement

Continuing Operations	Year Ended 31.12.10 £m	Year Ended 31.12.09 £m
Profit before tax	6,079	4,559
Adjustment for non-cash items	(11)	13,092
Changes in operating assets and liabilities	13,084	24,946
Corporate income tax paid	(1,430)	(1,176)
Net cash from operating activities	17,722	41,421
Net cash from investing activities	(5,627)	12,260
Net cash from financing activities	1,123	(610)
Net cash from discontinued operations	-	(376)
Effect of exchange rates on cash and cash equivalents	3,842	(2,864)
Net increase in cash and cash equivalents	17,060	49,831
Cash and cash equivalents at beginning of year	114,340	64,509
Cash and cash equivalents at end of year	131,400	114,340

Barclays Bank PLC – 2010 Results	5

Exhibit 99.3

Barclays Bank PLC Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2010. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2010 (000)
Share capital of Barclays Bank PLC (1)
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group shareholders’ equity
Called up share capital	2,402
Share premium account	12,092
Other reserves	1,161
Other shareholders’ funds	2,069
Retained earnings	41,450
Shareholders’ equity excluding non-controlling interests	59,174
Non-controlling interests	3,467
Total shareholders’ equity	62,641

Group indebtedness (2)
Subordinated liabilities	28,499
Debt securities in issue	156,623
Total indebtedness	185,122
Total capitalisation and indebtedness	247,763

Group contingent liabilities
Securities lending arrangements	27,672
Guarantees and letters of credit pledged as collateral security	13,783
Performance guarantees, acceptances and endorsements	9,175
Total contingent liabilities	50,630

Documentary credits and other short-term trade related transactions	1,194

Standby facilities, credit lines and other commitments	222,963

1.

On 1st October 2009, the final provisions of the Companies Act 2006 came into force, which included the abolition of the concept of authorised share capital, subject to restrictions in the Company’s articles of association. The Company adopted new articles of association at its 2010 Annual General Meeting that removed any such restrictions.

2.	“Group indebtedness” includes interest accrued as at 31st December 2010 in accordance with International Financial Reporting Standards.

Barclays Bank PLC	1